Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

AIRPLANES MUSIC LLC,

AIRPLANES MERGER SUB, INC.

and

WARNER MUSIC GROUP CORP.

Dated as of May 6, 2011

i

Exhibits

A	Surviving Charter
B	Surviving Bylaws

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	8.1(a)
Action	8.5(b)
Affiliate	8.1(b)
Affiliate Transactions	3.26
AFTRA and AFM Plans	3.16(a)
Agreement	Preamble
AIIC	7.6(h)
Antitrust Order	8.1(c)
Applicable Exchange	8.1(d)
Artist	8.1(e)
Available Financing	5.13(a)
Balance Sheet Date	3.12(a)
Book-Entry Shares	2.1(c)(ii)
Breach Fee	7.6(d)
Business Day	8.1(f)
Businesses	8.1(g)
Certificate of Merger	1.3
Certificates	2.1(c)(ii)
Change of Recommendation	5.4(d)
Chosen Courts	8.5(a)
Closing	1.2
Closing Date	1.2
Code	2.2(f)
Common Law Trademarks	8.1(h)
Common Stock	Recitals
Company	Preamble
Company Assets	3.7
Company Benefit Plans	3.16(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	Article III
Company Financial Advisor	3.27
Company Material Adverse Effect	8.1(i)
Company Option	2.3(a)
Company Option Plans	8.1(j)
Company Permits	3.24(a)
Company Proxy Statement	3.6(b)
Company Related Parties	7.6(e)
Company SEC Reports	3.10
Company Severance Plan	5.7(b)
Company Stock Award	2.3(b)
Company Stock Plans	8.1(k)

Term	Section
Company Stockholders Meeting	3.6(b)
Company Termination Fee	7.6(b)
Compliant	8.1(l)
Confidentiality Agreement	5.3(b)
Continuation Period	5.7(a)
Contract	8.1(m)
Copyright Act	8.1(n)
Copyright Diligence Report	8.1(o)
Damages	5.8(b)
Debt Commitment Letters	4.6(a)
Debt Financing	4.6(a)
Debt Financing Parties	8.1(p)
Depositor	7.6(g)
DGCL	1.1
Disclosed Conditions	4.6(a)
Dissenting Shares	2.4(a)
Effective Time	1.3
Employee	8.1(q)
Enforceability Exceptions	8.1(r)
Environmental Law	3.19(a)
Equity Commitment Letter	4.6(a)
Equity Financing	4.6(a)
ERISA	3.16(a)
ERISA Affiliate	8.1(s)
Exchange Act	3.6(b)
Excluded Shares	2.1(b)
Expenses	5.12
Fee Letter	4.6(a)
Financing	4.6(a)
Financing Commitments	4.6(a)
Foreign Competition Law	3.6(f)
GAAP	3.11(a)(ii)
Governmental Authority	8.1(t)
Governmental Authorizations	3.6
Guarantor	4.12
Hazardous Substances	8.1(u)
HSR Act	3.6(e)
Indemnified Claim	5.8(b)
Indemnified Parties	5.8(a)
Intellectual Property	8.1(v)
Intervening Event	5.4(e)
IRS	3.16(b)
Key Employees	5.1(d)
Knowledge	8.1(w)
Law	8.1(x)

v

Term	Section
Legal Actions	3.14
Lenders	4.6(a)
Liabilities	3.12
Licensed Intellectual Property	8.1(y)
Licensed Owned Intellectual Property	8.1(z)
Liens	8.1(aa)
Limited Guarantee	4.12
Limited Performance Guarantee	4.13
Marketing Period	8.1(bb)
Marketing Period Start Date	8.1(cc)
Material Artists	3.21(a)
Material Contract	3.15(a)(x)
Material Equity Document Breach	8.1(dd)
Material Musical Compositions	3.21(b)
Material Recordings	3.21(a)
Maximum Premium	5.8(c)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Multiemployer Plan	8.1(ee)
Music Publishing Business	8.1(ff)
Music Publishing Checklist	8.1(gg)
Music Publishing Contract	8.1(hh)
Musical Composition	8.1(ii)
New Plans	5.7(c)
Old Plans	5.7(c)
Option Consideration	2.3(a)
Orders	8.1(jj)
Organizational Documents	8.1(kk)
Owned Intellectual Property	8.1(ll)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	8.1(mm)
Parent Related Parties	7.6(e)
Parent Termination Fee	7.6(c)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Permits	3.24(a)
Permitted Lien	8.1(nn)
Person	8.1(oo)
Preferred Stock	3.8(a)
Principal Stockholders	Recitals
Real Property Leases	3.23(b)

Term	Section
Record Date	5.6(b)
Recorded Music Business	8.1(pp)
Recorded Music Checklist	8.1(qq)
Recorded Music Contract	8.1(rr)
Recording	8.1(ss)
Recording Artist	8.1(tt)
Representatives	8.1(uu)
Required Information	8.1(vv)
Requisite Company Vote	8.1(ww)
Rights	8.1(xx)
SEC	3.6(b)
Securities Act	3.10
Significant Subsidiaries	8.1(yy)
Solvent	8.1(zz)
Sony Music Agreements	8.1(aaa)
Sponsor	4.6(a)
Stockholders Agreement	8.1(bbb)
Subpublishing Contracts	8.1(ccc)
Subsidiary	8.1(ddd)
Superior Proposal	8.1(eee)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Proposal	8.1(fff)
Takeover Statutes	8.1(ggg)
Tax Returns	8.1(hhh)
Taxes	8.1(iii)
Termination Date	7.2(a)
Top Digital Music Service Provider	3.22(d)
Transaction Litigation	5.10(e)
Vacation Policy	5.7(d)
Voting Agreement	Recitals
Willful Breach	8.1(jjj)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 6, 2011 (this “Agreement”), by and among Airplanes Music LLC, a Delaware limited liability company (“Parent”), Airplanes Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Warner Music Group Corp., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has (a) approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”) and the transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (d) recommended to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has approved and declared advisable, and Parent has approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, (a) the Guarantor is entering into a Limited Guarantee in favor of the Company with respect to certain of Parent’s and Merger Sub’s obligations under this Agreement and (b) the Guarantor is entering into a Limited Performance Guarantee in favor of the Company with respect to Sponsor’s performance of its obligations under the Equity Commitment Letter; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, certain stockholders of the Company (the “Principal Stockholders”) are entering into a voting agreement (the “Voting Agreement”) with Parent pursuant to which, among other things, the Principal Stockholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to (a) vote their shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) in favor of adoption of this Agreement, (b) take other actions in furtherance of the transactions contemplated by this Agreement and (c) share with Parent under certain circumstances a portion of the consideration received for their Common Stock.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration,

the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the second Business Day after the day on which the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier of (i) a date during the Marketing Period specified by Parent on not less than two Business Days’ notice to the Company and (ii) the second Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VI as of the date determined pursuant to this proviso), or (b) at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger.

Section 1.5 Certificate of Incorporation. The certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 1.6 Bylaws. The bylaws of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 1.7 Directors. The directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.8 Officers. The officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock owned by (i) the Company or any of its wholly-owned Subsidiaries or (ii) Parent, any of its Subsidiaries or any entity that controls Parent or any of its Subsidiaries, immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive $8.25 in cash, without interest (the “Merger Consideration”).

(ii) All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2 and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(d) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) is declared with a record date during such period, then the Merger Consideration shall be equitably adjusted to reflect such change.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Not less than three Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, Company Options and Company Stock Awards, for payment in accordance with this Article II through the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration and other amounts payable under Article II. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. At the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration. Such instructions shall provide that: (1) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise and (2) the Merger Consideration payable in exchange for Certificates and/or Book-Entry Shares will be payable by wire transfer to the surrendering holder.

(ii) Surrender of Shares. Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or other Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of the Certificate or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately prior to the Effective Time and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock immediately prior to the Effective Time in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent, which shall remain responsible for payment of the applicable Merger Consideration.

Section 2.3 Company Options and Company Stock Awards.

(a) Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof, the Company shall use reasonable best efforts so that, as of the Effective Time, each option to acquire shares of Common Stock under the Company Option Plans (each, a “Company Option”) outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock that may be acquired upon exercise of such Company Option, immediately before the Effective Time. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option.

(b) Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof, each restricted share of Common Stock granted under the Company Stock Plans (each, a “Company Stock Award”) outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Stock Award, shall be, at the Effective Time, either (i) vested to the extent not already vested or (ii) forfeited and not entitled to any payment hereunder, in each case, in accordance with its terms. The Company Board or the Compensation Committee shall accelerate the service-based vesting conditions applicable to Company Stock Awards effective immediately prior to the Effective Time, but shall not accelerate or otherwise modify in any respect any performance-based vesting conditions or provisions of any Company Stock Awards. At the Effective Time, each vested Company Stock Award shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration.

(c) The payment of the amounts set forth in Section 2.3(a) and Section 2.3(b) in respect of the Company Options and Company Stock Awards shall be reduced by any Tax withholding required under the Code or any applicable state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the holder of that Company Option or Company Stock Award for all purposes under this Agreement. The Company shall use reasonable best efforts so that all Company Options and Company Stock Awards shall be canceled and all Company Option Plans and Company Stock Plans shall terminate at the Effective Time.

(d) Promptly after the execution of this Agreement, the Company shall mail to each holder of Company Options and Company Stock Awards a letter describing the treatment of and payment for such Company Options or Company Stock Awards pursuant to this Section 2.3 and providing instructions for use in obtaining payment for such Company Options or Company Stock Awards (which instructions shall provide that the cash payable to such holder pursuant to this Section 2.3 may be, at the election of such holder, mailed to such holder or transferred to such holder by wire transfer). Parent shall, and shall cause the Surviving Corporation to, at all times from and after the Effective Time maintain sufficient liquid funds to satisfy their obligations to holders of Company Options and Company Stock Awards pursuant to this Section 2.3.

(e) As promptly as practicable following the Effective Time and in any event not later than the third Business Day thereafter, Parent or the Surviving Corporation shall cause the Paying Agent to mail a check (or transfer by wire transfer) (i) to each applicable holder of a Company Option, in such amount due and payable to such holder pursuant to Section 2.3(a) in respect of such Company Option and (ii) to each applicable holder of a Company Stock Award, in such amount due and payable to such holder pursuant to Section 2.3(b) in respect of such Company Stock Award. Notwithstanding the foregoing, in lieu of the payments contemplated by the immediately preceding sentence, Parent and the Surviving Corporation may direct the Paying Agent to pay the Surviving Corporation (or its designees) for (but only to the extent of) any amounts the Surviving Corporation elects to pay to each holder of a Company Option or Company Stock Award in respect of the consideration payable therefor plus any amounts deducted and withheld with respect to any such amounts.

(f) In addition to the payment of the amounts set forth in Section 2.3(a), Section 2.3(b) and Section 2.3(c), the Surviving Corporation and/or Parent shall pay at the Closing, by check or direct deposit, all accrued dividends and other distributions (including dividend equivalents) in respect of all Company Options and Company Stock Awards with a record date prior to the Effective Time which have been authorized by the Company and which remain unpaid at the Effective Time as set forth on Section 2.3(f) of the Company Disclosure Letter.

(g) Prior to the Effective Time, the Company shall adopt such resolutions and take such other actions as may reasonably be required to effect the actions contemplated by this Section 2.3.

(h) The Company shall take or cause to be taken any and all action reasonably necessary, including by amending the Company Option Plans and Company Stock Plans, if necessary, to permit the exchange of Company Stock Options or Company Stock Awards for Parent equity awards pursuant to the agreements between Parent and the applicable holder of a Company Stock Option or Company Stock Award referred to in Section 2.3, in each case to the extent consistent with the Company Option Plans and Company Stock Plans, individual award agreements and applicable Law.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.

(b) Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 2.2.

(c) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Common Stock, the withdrawals of such demands and any other instrument served on the Company under the DGCL and (ii) the right to participate in all negotiations and proceedings with respect to such demands for appraisal. Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal, or offer to settle or settle any such demands, in each case, without the prior written consent of Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article III, in either case, to which the relevance of such item is reasonably apparent from the face of such disclosure or (y) the Company SEC Reports filed with the SEC on or after September 30, 2009 and prior to the date of this Agreement (other than disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature, but it being agreed that this clause (y) shall not be applicable to Section 3.8), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Except as would not have a Company Material Adverse Effect, each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the nature of its business or ownership, leasing or operation of its properties requires such qualification, except where failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into, deliver, and perform its obligations under, this Agreement and, subject to the receipt of the Requisite Company Vote with respect to the Merger, to consummate the transactions contemplated by this Agreement. The Company Board at a meeting duly called and held has duly and unanimously adopted resolutions: (i) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (ii) approving and declaring advisable this Agreement, the Merger and the transactions contemplated by this Agreement, (iii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (iv) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (v) recommending to the stockholders of the Company that they adopt this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings or stockholder votes are necessary other than, with respect to the consummation of the Merger, the Requisite Company Vote.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.5 Subsidiaries. Each of the Significant Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens. Section 3.5 of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company, including the jurisdiction of organization of each such Subsidiary. The Company has made available to Parent true and correct copies of the Organizational Documents of the Company and each of its Significant Subsidiaries, each as amended to the date of this Agreement. Each of the Subsidiaries of the Company that had revenues representing more than 1.5% of the consolidated revenues of the Company and its Subsidiaries during the last fiscal year is listed on Section 8.1(yy) of the Company Disclosure Letter.

Section 3.6 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval, order, waiver or other authorization of, or, registration, declaration or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”);

(c) any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws;

(d) compliance with the Applicable Exchange rules and regulations;

(e) the filing of a pre-merger notification and report form by the Company required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(f) compliance with and the filing and receipt, termination or expiration as applicable, of such other approvals or waiting periods as may be required under any (i) applicable foreign competition Law and (ii) applicable foreign investment Law (clauses (i) and (ii) collectively, “Foreign Competition Law”); and

(g) any such Governmental Authorization, the failure of which to make or obtain, would not have a Company Material Adverse Effect.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of the Company, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, (c) conflict with or result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to, or to a right of, termination, modification, cancellation or acceleration of any obligation or the loss of any benefit under, any Material Contracts, Recorded Music Contracts with respect to any Material Recording (except as set forth in the Recorded Music Checklist) or Music Publishing Contracts with respect to any Material Musical Composition (except as set forth in the Music Publishing Checklist), (d) result in the creation of any Lien upon any of the properties, assets or rights of the Company or any of its Subsidiaries (other than any Lien created as a result of any action take by Parent or Merger Sub) or (e) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts, Recorded Music Contracts with respect to any Material Recording (except as set forth in the Recorded Music Checklist) or Music Publishing Contracts with respect to any Material Musical Composition (except as set forth in the Music Publishing Checklist), other than in the case of clauses (b), (c), (d) and (e) of this Section 3.7, as would not have a Company Material Adverse Effect.

Section 3.8 Capitalization.

(a) The Company’s authorized capital stock consists solely of (i) 500,000,000 shares of Common Stock and (ii) 100,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of May 3, 2011, (A) 155,754,132.57 shares of Common Stock were issued and outstanding (including 4,244,963 restricted shares of Common Stock under 6 issued and outstanding Company Stock Awards granted under the Company Stock Plans), (B) no shares of Common Stock were held in treasury by the Company or any of its Subsidiaries, (C) 173,722,105 shares of Common Stock were reserved for issuance upon the exercise of Company Options granted under the Company Option Plans, (D) 2,894,255 shares of Common Stock were available for future awards under the Company Option Plans and Company Stock Plans and (E) no shares of Preferred Stock were issued and outstanding. As of May 3, 2011, Company Options to purchase 13,005,804 shares of Common Stock granted under the Company Option Plans were outstanding (of which, 5,767,693 were unvested; and of which, assuming the Merger occurred on such date and the Merger Consideration is $8.25, 1,584,852 would be forfeited and canceled without payment as a result of the consummation of the transactions contemplated by this Agreement) and Company Stock Awards covering 4,244,963 shares of Common Stock granted under the Company Stock Plans were outstanding (of which, assuming the Merger occurred on such date and the Merger Consideration is $8.25, 2,694,963 would be vested and 1,550,000 would be forfeited and canceled without payment as a result of the consummation of the transactions contemplated by this Agreement). Except as set forth above, as of the date hereof, there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company.

(b) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive or similar rights.

(c) Each outstanding share of capital stock of each Significant Subsidiary that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive or similar rights. All equity interests of each Significant Subsidiary that is not a corporation are duly created pursuant to the Laws of such Subsidiary’s jurisdiction of organization or formation, are issued and paid for in accordance with the Organizational Documents of such Subsidiary and are fully paid and non-assessable. Each of the outstanding shares of capital stock, or other equity or voting interest, in each Significant Subsidiary is owned by the Company free and clear of any Lien.

(d) Except for the capital stock and other equity interests of the Company’s Subsidiaries or as disclosed in Section 3.8(d) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person. There are no outstanding obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or equity interests of any Significant Subsidiary of the Company or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly-owned by the Company or (B) any other Person, in each case of sub-clauses (A) and (B), together in excess of $20,000,000 in the aggregate as of the date of this Agreement.

(e) There are no voting trusts, proxies, stockholder agreements, registration rights agreements or similar agreements, arrangements, commitments or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of any shares of capital stock or other voting or equity interests of the Company or any of its Significant Subsidiaries or any preemptive rights with respect thereto, other than the Stockholders Agreement and the Voting Agreement. There are no bonds, debentures or notes or other indebtedness of the Company or any of its Significant Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) together with stockholders of the Company or its Significant Subsidiaries on any matters with respect to the Company or its Significant Subsidiaries.

(f) Except as set forth above in this Section 3.8, there are no preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity interests of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of the Company or any of its Significant Subsidiaries or outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the Company’s stockholders on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 3.9 Voting. The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 3.10 SEC Reports. The Company and its Subsidiaries have timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company or its Subsidiaries with the SEC (collectively, the “Company SEC Reports”) since September 30, 2009. Except to the extent corrected by subsequent Company SEC Reports filed prior to the date hereof, such Company SEC Reports (a) complied, and each of the Company SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Laws, including the applicable rules and regulations promulgated thereunder and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, and each of the Company SEC Reports filed subsequent to the date of this Agreement will not, contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. Other than WMG Holdings Corp. and WMG Acquisition Corp., no Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

Section 3.11 Financial Statements; Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, the related notes thereto) of the Company and its consolidated Subsidiaries included in the Company SEC Reports filed on or after September 30, 2009:

(i) when filed complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to the audited financial statements and subject, in the case of unaudited financial statements, to the absence of footnotes and normal year-end adjustments); and

(iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

(b) Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company. The Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Applicable Exchange.

(c) The Company and its Subsidiaries have established and maintain disclosure controls and procedures as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known on a timely basis to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company and its Subsidiaries have established and maintain internal control over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15(f) of the Exchange Act) effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Section 3.12 Liabilities. As of the date hereof, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries which would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2010 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business;

(c) Liabilities incurred in connection with the transactions contemplated by this Agreement or as permitted or contemplated this Agreement; and

(d) other Liabilities that would not have a Company Material Adverse Effect.

Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).

Section 3.13 Absence of Certain Changes. Except as otherwise contemplated, required or permitted by this Agreement since the Balance Sheet Date through the date hereof, (a) the Company and each of its Subsidiaries have conducted their respective business, in all material respects, in the ordinary course of such businesses consistent with past practice, (b) there has not been any Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action or agreed to take any action that would be prohibited by Section 5.1 if it were taken on or after the date of this Agreement without Parent’s consent.

Section 3.14 Litigation. As of the date hereof, there are no legal actions, arbitrations, litigations, suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or to which any of their respective properties or assets is subject, that would have a Company Material Adverse Effect. As of the date hereof, there are no Orders outstanding to which the Company or any of its Subsidiaries is subject or bound that would have a Company Material Adverse Effect.

Section 3.15 Material Contracts.

(a) Except for Contracts filed as exhibits to the Company SEC Reports or as disclosed in Section 3.15(a) of the Company Disclosure Letter, as of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to, and (ii) none of the Company, any of its Subsidiaries or any of their respective properties, assets or Rights are bound by (in each case, other than any Company Benefit Plan, any Recorded Music Contracts and any Music Publishing Contracts):

(i) any Contract that is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K;

(ii) any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation,

operation, management or control of any partnership or joint venture that is material to the Business of the Company and its Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company;

(iii) any Contract containing a covenant limiting the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business in any geographic area or to compete with any Person that materially limits the conduct of the Businesses, taken as a whole, as presently conducted;

(iv) any Contract under which (A) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of the Company or any of its Subsidiaries or (B) the Company or any Subsidiary has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary) (in each case of (A) and (B), which guarantee obligation exceeds $2,000,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business);

(v) any Contract under which the Company or the applicable Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $2,000,000;

(vi) any Contract (other than among consolidated Subsidiaries of the Company) relating to any interest rate, currency or commodity derivatives or hedging transactions;

(vii) any Contract under which the Company or the applicable Subsidiary, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $2,000,000;

(viii) any Contract that obligates the Company or the applicable Subsidiary to make any capital commitment or capital expenditure (in each case, including pursuant to any joint venture, but not including to any of the Company’s wholly-owned Subsidiaries in the ordinary course of business) in excess of $2,000,000;

(ix) any Contract that prohibits the pledging of capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company, in each case, other than pursuant to any joint venture; and

(x) any Contract that requires the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person and any other Contract that relates to an acquisition or similar transaction which contain indemnities or “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case, after the date hereof with a value in excess of $2,000,000.

Each Contract of the type described in clauses (i) through (x) above, together with (I) agreements relating to the Common Law Trademarks and (II) the Sony Music Agreements, is referred to herein as a “Material Contract”.

(b) Except as would not have a Company Material Adverse Effect: (i) each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company or its Subsidiary and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, (ii) none of the Company, its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such Material Contract, (iii) to the Knowledge of the Company, no party to any Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a default, require consent or result in the loss of a material benefit, give rise to any right of termination, amendment, acceleration or cancellation, under the provisions of such Material Contract, and (iv) neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract (A) of the existence of any event, or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, or (B) with respect to the termination, non-renewal or renegotiation of the terms of, and, to the Knowledge of the Company, no such other party intends to terminate, not renew, or renegotiate the terms of, any Material Contract. The Company has made available to Parent true and complete copies of all Material Contracts in effect as of the date hereof, including any material amendments thereto.

(c) The aggregate indebtedness for borrowed money that is outstanding or may be incurred under Contracts that would be required to be listed under Section 3.15(a)(v) of the Company Disclosure Letter if Section 3.15(a)(v) did not contain an exception for Contracts that relate to obligations for borrowed money that do not exceed $2,000,000 but are not listed under such section of the Company Disclosure Letter is not in excess of $5,000,000.

Section 3.16 Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter lists all Company Benefit Plans subject to ERISA, all material Company Benefit Plans subject to similar laws of foreign jurisdictions, all Multiemployer Plans to which the Company or any of its Subsidiaries contributes or is obligated to contribute and all other material Company Benefit Plans (including a written description of any such oral Company Benefit Plans). “Company Benefit Plans” means each written or oral: employee benefit plan, agreement, program, policy and commitment (including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), and each stock purchase, stock option, restricted stock or other equity-based arrangement, severance, employment, termination, retention, consulting, change-of-control, bonus, incentive, deferred compensation, vacation, paid time off, fringe benefit or other benefit plans (including the Company Options Plans and the Company Stock Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions or under which the Company or any of its Subsidiaries has any liability. For purposes of the representations and warranties set forth in this Section 3.16, references to “Company Benefit Plan” shall not include any Multiemployer Plan, “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA, or the retirement, health or welfare arrangements maintained by the American Federation of Television and Radio Artists or the American Federation of Musicians or their international counterparts, to which the Company or its Subsidiaries contributes (collectively, the “AFTRA and AFM Plans”).

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) each material Company Benefit Plan (or with respect to oral Company Benefit Plans, a written description thereof) and all related documents, including trust agreements, insurance contracts or other funding arrangements, (ii) the most recent summary plan description, (iii) the two most recent annual reports on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”), (vi) all material communications with respect to compliance matters received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Authority since September 30, 2009, (vii) the most recent actuarial study of any pension, disability, post-employment life or medical benefits provided under any such Company Benefit Plan, if any, (viii) statements or communications regarding withdrawal or other multiemployer plan liabilities (or similar liabilities pertaining to any non-U.S. Company Benefit Plan, if any) and (ix) all amendments and modifications to any such Company Benefit Plan or related document.

(c) Neither the Company nor any of the Company’s ERISA Affiliates nor any predecessor thereof maintains, sponsors or contributes to, or has within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA, other than the AFTRA and AFM Plans.

(d) Each Company Benefit Plan is in material compliance with ERISA, the Code and other applicable Law, and has been operated in all material respects in accordance with the terms of such Company Benefit Plan. With respect to each

Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) to the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(e) Neither the Company nor any of its Subsidiaries nor any of their ERISA Affiliates (x) contributes to or is obligated to contribute to, or within the six years preceding this Agreement contributed to or was obligated to contribute to, a Multiemployer Plan or a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA, other than the AFTRA and AFM Plans or (y) has been involved in any transaction that could cause the Company or any of its Subsidiaries or, following the Closing, the Surviving Corporation, Parent or their Affiliates to be subject to liability under Section 4069 of ERISA. All material contributions and premiums required to have been paid by the Company, any of its Subsidiaries or any of its ERISA Affiliates to any Company Benefit Plan and the AFTRA and AFM Plans under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law (including ERISA and the Code) or collective bargaining agreement have been paid within the time prescribed by any such plan, agreement or applicable Law, or have been properly accrued in accordance with GAAP.

(f) No condition exists and no event has occurred with respect to any Multiemployer Plan to which the Company or any of its ERISA Affiliates contributes or is obligated to contribute, or within the three years preceding this Agreement contributed or was obligated to contribute, that presents a material risk of a complete or partial withdrawal under Subtitle E of Title IV of ERISA and neither the Company nor any of its Subsidiaries nor any of its ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any contingent liability under section 4204 of ERISA. No Multiemployer Plan to which the Company or any of its ERISA Affiliates contributes or is obligated to contribute is in “endangered status” or “critical status” within the meaning of section 432 of the Code, or is in “reorganization” or “insolvent.” The satisfaction of any aggregate withdrawal liability of the Company and its Subsidiaries, computed as if a complete withdrawal by each of the Company and its Subsidiaries had occurred under each Multiemployer Plan on the date hereof would not, if actually incurred, result in a Company Material Adverse Effect. To the Knowledge of the Company, no Multiemployer Plan is ineligible for treatment under Section 4203(c) of ERISA.

(g) Neither the Company nor any of its Subsidiaries is (i) an employer in relation to a pension arrangement established in the United Kingdom which is not a money purchase scheme (as defined in Section 181 of the 1993 Act) or (ii) except for the Warner Music Pension Plan (U.K.), a party to or contributing to, has ever been a party to or contributed to or has any current or potential future liability, obligation or commitment to any retirement benefits pension or life assurance scheme or arrangement, fund or personal pension scheme or stakeholder arrangement whether in the United

Kingdom or other jurisdiction, whether funded or unfunded, relating to any of the Employees in the United Kingdom or those claiming through them, other than liabilities under individual arrangements that, either individually or in the aggregate, are not material.

(h) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or required to avoid the excise tax under Section 4980B of the Code, or coverage mandated by any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(i) Except as set forth in Section 2.3 of this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance pay, (ii) result in any material payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, (iii) increase any benefits otherwise payable under any Company Benefit Plan, (iv) result in the acceleration of the time of payment or vesting of any compensation or benefits from the Company or any of its Subsidiaries to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, (v) result in any forgiveness of indebtedness, trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s right to administer, amend or terminate any Company Benefit Plan, or (vi) except with respect to the payments listed on Section 3.16(i) of the Company Disclosure Letter, result in any payment or deemed payment (whether in cash, property, the vesting of property or otherwise) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute a “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(j) Each Company Benefit Plan that is subject to Section 409A of the Code is in documentary and operational compliance with Section 409A of the Code (and the Treasury regulations thereunder), except for such failures as would not be material.

(k) There are no material pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries. To the Knowledge of the Company, none of the Company Benefit Plans is presently under audit or examination

(nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor or any other domestic or foreign Governmental Authority.

Section 3.17 Labor Relations.

(a) No Employee is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted. Other than the agreements with the American Federation of Television and Radio Artists, the American Federation of Musicians and their international counterparts, neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract. Except as would not be material, neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to labor, employment, wages, hours, collective bargaining, employment discrimination, terms and conditions of employment, plant closings, unemployment, disability rights or benefits, equal opportunity, employee leave issues, fair employment practices, worker classification, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding, social security and other Taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the six months prior to the date of this Agreement that remains unsatisfied.

Section 3.18 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.

(b) The Company and its Subsidiaries have fully and timely paid all material Taxes required to be paid by them, and accrued (in accordance with GAAP) all material Taxes required to be accrued by them. All material Taxes that the Company or any of its Subsidiaries has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been duly and timely paid to the proper taxing authority.

(c) There are no outstanding agreements, consents or waivers extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, material Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(d) No audit, claim or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes due from or with respect to the Company or any of its Subsidiaries.

(e) All material deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(f) There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries that are not provided for in the Company SEC Reports, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith and for which adequate reserves are maintained in the Company SEC Reports in conformity with GAAP consistently applied.

(g) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h) Neither the Company nor any of its Subsidiaries has agreed to, requested, or is required to include any material adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign law) by reason of a change in accounting method or otherwise, which adjustments would apply after the Merger.

(i) No Subsidiary of the Company owns any share of capital stock of the Company.

(j) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (excluding any agreement or arrangement (i) entered into in the ordinary course of business, (ii) that is between or among the Company or any of its Subsidiaries, or (iii) where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which not Tax sharing or indemnification).

(k) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period after the Closing Date a material amount of taxable income attributable to amounts economically accrued in a taxable period ending on or before the Closing Date, including as a result of (A) the installment method of accounting, the completed contract method of accounting or the cash method of accounting or (B) any election pursuant to Section 108(i) of the Code.

Section 3.19 Environmental Matters. Except as would not have a Company Material Adverse Effect: (a) the operations of the Company and each of its Subsidiaries comply with, and since September 30, 2008, have complied with, applicable Law relating to (i) pollution, contamination, protection of the environment or employee health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”), (b) the Company and its Subsidiaries possess and maintain in good standing, and since September 30, 2008, have possessed and maintained in good standing, all Permits required under Environmental Law necessary for their respective operations, and such operations are and have been, since September 30, 2008, in compliance with applicable Permits, (c) since September 30, 2008, neither the Company nor any of its Subsidiaries has received any notice alleging non-compliance with or liability under any applicable Environmental Law, and no Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, (d) since September 30, 2008 there has been no release of Hazardous Substances on, at, above, under or from any facility or real property currently or formerly owned, leased or operated by the Company, any of its Subsidiaries or their respective predecessors, and (e) to the Knowledge of the Company, no condition exists on any property, currently or formerly, owned or operated by the Company which has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Law. This Section 3.19 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.19.

Section 3.20 Intellectual Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all (i) material Owned Intellectual Property that is registered, issued or the subject of a pending application for registration, (ii) material Licensed Owned Intellectual Property and (iii) material Licensed Intellectual Property.

(b) Either the Company or one of its Subsidiaries (i) owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) or (ii) has a right to use the Licensed Intellectual Property, except as would not have a Company Material Adverse Effect.

(c) As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of the Company, threatened against or affecting, the Company or its Subsidiaries or any current or former officer, director or employee of the Company or its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the use or ownership by the Company or any of its Subsidiaries of any of the Owned Intellectual Property, (ii) alleging that the use or exploitation of the Owned Intellectual Property or the Licensed Intellectual Property or any services provided, processes used, or products manufactured, used, imported or sold by the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property or other proprietary Right of any third party or (iii) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any

Intellectual Property, or other proprietary Right of any third party, in each case of clause (i), (ii) or (iii), except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing or misappropriating any Owned Intellectual Property except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third party, except as would not have a Company Material Adverse Effect.

(d) To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement shall not alter, impair or extinguish any Rights of the Company or any of its Subsidiaries in the Owned Intellectual Property or Licensed Intellectual Property, except as would not have a Company Material Adverse Effect.

Section 3.21 Recording Artists; Musical Compositions.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a true and complete list of the “Top 25” Recording Artists for the Recorded Music Business (measured by worldwide revenue) in each of the Company’s fiscal year 2008, 2009 and 2010 (the “Material Artists”) and the applicable Recordings by such Material Artists (such Recordings, the “Material Recordings”). The Company has made available to Parent a true and complete copy of the Recorded Music Checklist in the Copyright Diligence Report, and such Recorded Music Checklist and Section 3.21(a) of the Company Disclosure Letter fairly and accurately in all material respects sets forth the information purported to be set forth therein with respect to the Recorded Music Contracts referenced therein, including the following information: (i) whether the Recorded Music Contract has been renegotiated in the last twelve months, as of February 1, 2011, (ii) the existence of limitations on assignment, (iii) the existence of change of control restrictions, (iv) the status as current versus catalog Artist, (v) whether there are less than three albums remaining as of February 1, 2011, (vi) whether there are committed expenses of greater than $5,000,000 as of February 1, 2011, (vii) the existence of profit sharing, production and distribution or other unusual financial terms, (viii) the existence of material ancillary rights, (ix) whether there are limited digital rights and/or other material restrictions on exploitation, (x) whether there are limited territorial rights, (xi) the existence of non-exclusive rights, (xii) the existence of a favored nations clause, (xiii) the existence of rights reversions and/or non-standard right of termination and (xiv) the existence of a right of first refusal or matching right.

(b) Section 3.21(b)(1) of the Company Disclosure Letter sets forth a true and complete list of the Musical Compositions comprising the “Top 200” Musical Compositions in worldwide net publisher’s share for the Music Publishing Business in each of calendar years 2008, 2009 and the first six months of calendar year 2010 (the “Material Musical Compositions”). The Company has made available to Parent a true and complete copy of the Music Publishing Checklist in the Copyright Diligence Report, and such Music Publishing Checklist and Section 3.21(b) of the Company Disclosure Letter fairly and accurately in all material respects sets forth the information purported to be set forth therein with respect to the Musical Compositions referenced therein, including the following information: (i) whether the Musical Composition is a work made for hire, (ii) whether the Company has administration, publishing and/or co-publishing rights, (iii) the existence of limitations on assignment, (iv) the existence of change of control restrictions, (v) the existence of so-called “key man clauses”, (vi) the existence of non-customary songwriter royalties and/or third party participants, (vii) whether the copyright in the Musical Composition is dated prior to January 1, 1978, (viii) the existence of a contractual reversion of copyright, (ix) the existence of a contractual reversion or termination of administration rights, (x) the existence of non-customary limitations on exploitation rights, (xi) whether there are limited territorial rights, (xii) the existence of non-exclusive rights, (xiii) the existence of a favored nations clause, (xiv) whether income is “at source” (as such term is customarily understood in the music industry in the United States), (xv) whether there is a limited contract term remaining for the current term (as of February 1, 2011), (xvi) whether there are committed expenses of greater than $1,000,000 as of February 1, 2011 and (xvii) the existence of a right of first offer, refusal or matching right. With respect to Rights in Musical Compositions that are susceptible to the exercise of a Right of either (i) reversion by Contract or (ii) termination under applicable provisions of the Copyright Act, Section 3.21(b)(2) of the Company Disclosure Letter fairly and accurately in all material respects sets forth the information purported to be set forth therein.

(c) Except to the extent set forth in Section 3.21(c) of the Company Disclosure Letter, (i) the Rights of the Company with respect to the Material Recordings and the Material Musical Compositions are valid, binding and enforceable, subject to the Enforceability Exceptions, and further subject to any termination, reversion or restoration pursuant to the Copyright Act or similar foreign Law, and (ii) with respect to (A) each Recorded Music Contract with respect to any Material Artist, (B) each Music Publishing Contract with respect to a Material Musical Composition and (C) each material Subpublishing Contract (1) each such Contract is in full force and effect, valid and binding on, and enforceable against, all parties thereto, (2) none of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto is in material breach or default under any such Contract and (3) except as set forth in the Recorded Music Checklist and the Music Publishing Checklist, neither the Company nor any of its Subsidiaries has received written notice from any other party to such Contract of the existence of any event, or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under such Contract, in the case of clauses (i) and (ii), except as would not have a Company Material Adverse Effect.

(d) Except to the extent set forth in the Recorded Music Checklist and the Music Publishing Checklist, the consummation of the transactions contemplated by this Agreement shall not alter, impair or extinguish any Intellectual Property Rights of the Company with respect to any Material Recording or Material Musical Composition, in each case, except as would not have a Company Material Adverse Effect.

(e) Except to the extent set forth on Section 3.21(e) of the Company Disclosure Letter, none of the Recorded Music Contracts with a Material Artist contain any so-called “key-man” provision, including any provision which gives rise to any breach of Contract, right of termination, loss of benefit or increase in liability thereof, in each case described, if a specified individual shall fail to participate in an activity related to such Recorded Music Contract or shall cease to be an Employee of the Company or any of its Subsidiaries or shall cease to be employed in a specified capacity by the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.22 Licenses; Subpublishers.

(a) Section 3.22(a) of the Company Disclosure Letter sets forth a true and complete list of all material licenses (excluding, however, Subpublishing Contracts) entered into by the Company or any of its Subsidiaries in respect of any Material Musical Compositions that remained in effect as of the date of this Agreement and which grant exclusive rights to any user of the Material Musical Compositions.

(b) Section 3.22(b) of the Company Disclosure Letter sets forth a true and complete list of all subpublishers holding Subpublishing Contracts with the Company or any of its Subsidiaries covering any of the Material Musical Compositions including the name of the subpublisher, and the territory or territories governed by the applicable Subpublishing Agreement.

(c) Section 3.22(c) of the Company Disclosure Letter sets forth a true and complete list of all material licenses entered into by the Company or any of its Subsidiaries in respect of any Material Recordings that remained in effect as of the date of this Agreement and which grant exclusive rights to any user of such Material Recordings.

(d) Section 3.22(d) of the Company Disclosure Letter sets forth a true and complete list of the top ten (10) providers of digital music services (each, a “Top Digital Music Service Provider”) based on the Company’s transactional revenue (in USD) per provider for fiscal year 2010 whereby a Person is sold downloads for resale purposes or is licensed electronic Rights in Recordings. The Company has made available to Parent a true and complete copy of all material Contracts with a Top Digital Music Service Provider that cover all or a substantial portion of the Recordings owned or controlled by the Recorded Music Business and are in effect as of the date hereof. Except as would not have a Company Material Adverse Effect, the execution, delivery and performances of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement do not and will not (i) conflict with or result in any violation or breach of or constitute a default (with or without notice or lapse of time or both) under, or give rise to, or to a right of, termination, modification, cancellation or acceleration of any obligation or the loss of any benefit under any material Contract with a Top Digital Music Service Provider, or (ii) require any consent, approval or other authorization of, or filing with or notification to, any Person under any material Contract with a Top Digital Music Service Provider. Except as would not have a Company Material Adverse Effect, and except as set forth on Schedule 3.22(d) of the Company

Disclosure Letter (w) each material Contract with a Top Digital Music Service Provider is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company or its Subsidiary and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, (x) none of the Company, its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such material Contract with a Top Digital Music Service Provider, (y) to the Knowledge of the Company, no party to any material Contract with a Top Digital Music Service Provider has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a default, require consent or result in the loss of a material benefit, give rise to any right of termination, amendment, acceleration or cancellation, under the provisions of such material Contract with a Top Digital Music Service Provider, and (z) neither the Company nor any of its Subsidiaries has received written notice from any other party to a material Contract with a Top Digital Music Service Provider (1) of the existence of any event, or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any material Contract with a Top Digital Music Service Provider, or (2) with respect to the termination, non-renewal or renegotiation of the terms of, and, to the Knowledge of the Company, no such other party intends to terminate, not renew, or renegotiate the terms of, any material Contract with a Top Digital Music Service Provider.

Section 3.23 Real Property.

(a) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. As of the date of this Agreement, none of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for such Liens as would not have a Company Material Adverse Effect. The use and operation of the owned and leased real property used by the Company and its Subsidiaries do not violate any Law, covenant, condition, restriction, easement, license, permit or agreement, except for such violations as would not have a Company Material Adverse Effect.

(b) Each of the material leases, subleases and other agreements to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (the “Real Property Leases”) is, subject to the Enforceability Exceptions, valid, binding and in full force and effect, except where the failure to be valid, binding or in full force and effect would not have a Company Material Adverse Effect. As of the date of this Agreement, no breach or default on the part of the Company or any such Subsidiary exists under any Real Property Lease, except as would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of termination from any lessor under any Real Property Lease.

Section 3.24 Permits; Compliance with Law.

(a) Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”) and (ii) all such Company Permits are in full force and effect. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or threatened in writing.

(b) Except as would not have a Company Material Adverse Effect, since September 30, 2009, the Company and its Subsidiaries have been in compliance with all Laws applicable to their business or operations and have not received any written notice of any violations of such Laws. Since September 30, 2009, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any Permit will be terminated or modified, is threatened with suspension, or will not be renewed in the ordinary course of business consistent with past practice, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(c) No representation is made under this Section 3.24 with respect to SEC reports, financial statements and internal controls, employee benefits, labor, Tax or environmental matters, which matters are addressed in Section 3.10, Section 3.11, Section 3.16, Section 3.17, Section 3.18 and Section 3.19, respectively.

Section 3.25 Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance policies in such amounts and against such risks as are customary in the industry in which the Company and its Subsidiaries operate, (b) each such insurance policy is legal, valid, binding and enforceable subject to the Enforceability Exceptions, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals and (e) as of the date of this Agreement, the insurance coverage of the Company is placed with insurers rated “Excellent” or better by AM Best.

Section 3.26 Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is, or since September 30, 2008, has been, a party to any transaction, Contract, agreement, arrangement or understandings with the Company or its Subsidiaries (other than employment agreements and the Stockholders Agreement), nor are there any of the foregoing currently proposed to the Company’s audit committee, or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (collectively, “Affiliate

Transactions”). All Affiliate Transactions are required to be presented to the Company’s audit committee.

Section 3.27 Opinion of Financial Advisor. Goldman Sachs & Co. (the “Company Financial Advisor”) has delivered to the Company Board its written opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration is fair to the stockholders of the Company from a financial point of view. A copy of such opinion has been delivered to Parent.

Section 3.28 Brokers. No broker, finder or investment banker other than the Company Financial Advisor and AGM Partners LLC is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the Persons to whom such fees are payable.

Section 3.29 Certain Business Practices. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective officers, directors or employees) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Parent Disclosure Letter and any other representation and warranty made elsewhere in Article IV, in either case, to which the relevance of such item is reasonably apparent on the face of such disclosure, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into, delivery and perform its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement. The manager of Parent and board of director of Merger Sub has adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The manager of Parent and board of director of Merger Sub have duly and unanimously adopted resolutions: (a) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (b) approving and declaring advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (c) declaring that it is in the best interests of the members or stockholders of Parent or Merger Sub, as applicable, that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement, by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions. No vote or consent of the stockholders of Parent is required by applicable Law or the Organizational Documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.

Section 4.3 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act;

(c) the filing of pre-merger notification and report form by Parent required under the HSR Act;

(d) compliance with and the filings and receipt, termination or expiration as applicable, of such other approvals or waiting periods as may be required under any Foreign Competition Law; and

(e) any such Governmental Authorization, the failure of which to make or obtain, would not have a Parent Material Adverse Effect.

Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by

Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.3 have been obtained or made, other than as would not have a Parent Material Adverse Effect;

(c) conflict with or result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to, or to a right of, termination, modification, cancellation or acceleration of any obligation or the loss of any benefits under, any material Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not have a Parent Material Adverse Effect; or

(d) result in the creation of any Lien upon any of the properties, assets or rights of Parent or Merger Sub, other than as would not have a Parent Material Adverse Effect; or

(e) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not have a Parent Material Adverse Effect.

Section 4.5 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a) The authorized capital stock of Merger Sub consists solely of 10,000 shares of common stock, par value $0.001 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. No shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by Parent or Merger Sub, or any direct or indirect wholly-owned Subsidiary of Parent or Merger Sub. Merger Sub has no Subsidiaries.

(c) Except as set forth in Section 4.5(c) of the Parent Disclosure Letter, none of Parent, Merger Sub or their respective Affiliates own, directly or indirectly, beneficially or of record, any shares of Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.

(d) Except for the Voting Agreement, true and complete copies of which have been provided to the Company before the date of this Agreement, none of Parent, Merger Sub and their respective Affiliates has any agreement, arrangement or understanding concerning the transactions contemplated by this Agreement with any Principal Stockholder or director of the Company, including any such agreement, arrangement or understanding that would in any way prevent, restrict, impede or affect adversely the ability of the Company or any of the Company’s directors or stockholders to entertain, negotiate or participate in any Takeover Proposal made before or following the Requisite Company Vote in accordance with Section 5.4.

Section 4.6 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) an executed equity commitment letter from Access Industries Holdings LLC, a Delaware limited liability company (the “Sponsor”), to provide equity financing (the “Equity Financing”) to Parent and/or Merger Sub pursuant to which the Company is an express third party beneficiary (the “Equity Commitment Letter”) and (ii) one or more executed debt commitment letters and related term sheets (the “Debt Commitment Letters” and together with the Equity Commitment Letter, the “Financing Commitments”) from Credit Suisse AG, a Swiss corporation, Credit Suisse Securities (USA) LLC, a Delaware limited liability company, UBS Loan Finance LLC, a Delaware limited liability company, and UBS Securities LLC, a Delaware limited liability company (the “Lenders”), pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide Parent and/or Merger Sub with loans in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated by this Agreement (the “Debt Financing” and, together with the Equity Financing pursuant to the Equity Commitment Letter, the “Financing”). Parent has also delivered to the Company a true, complete and correct copy of any fee letter in connection with the Financing Commitments (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical amounts and certain other information provided therein) (any such fee letter, a “Fee Letter”). As of the date hereof, each of the Financing Commitments is a legal, valid and binding obligation of Parent or Merger Sub and, to the Knowledge of Parent, the other parties thereto, subject to the Enforceability Exceptions. As of the date hereof, each of the Financing Commitments is in full force and effect, and neither of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. As of the date hereof, subject to the accuracy of the representations and warranties of the Company set forth in Article III, neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in either of the Financing Commitments, and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent applicable to Parent or Merger Sub set forth therein. As of the date of this Agreement, Parent has no Knowledge that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing; provided, that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Article III, or compliance by the Company of its obligations under this Agreement. As of the date of this Agreement, neither the Sponsor nor any Lender has notified Parent or Merger Sub of its intention to terminate either of the Financing Commitments or not to provide the Financing. Assuming (i) the Financing is funded in accordance with the terms of the Financing Commitments, (ii) the accuracy of the representations and warranties of the Company set forth in Article III and (iii) the performance by the Company of its obligations under Section 5.1, the net proceeds to be provided by the Financing will, in the aggregate and together with cash of the Company and its Subsidiaries (the amount of which, for purposes of this clause (iii), shall be limited to cash of the Company and its Subsidiaries on the Closing Date before giving effect to the consummation of the Merger less $97,000,000 and in any event not to exceed $195,000,000), be sufficient to consummate the Merger and the other transactions contemplated by this Agreement, including the payment by Parent and Merger Sub of the Merger Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation at Closing, and any related repayment or refinancing of any indebtedness of the Company or any of its Subsidiaries, and any other amounts required to be paid at Closing in connection with the consummation of the transactions contemplated by this Agreement. Parent or Merger Sub has paid in full any and all commitment or other fees required by the Financing Commitments that are due as of the date hereof, and will pay, after the date hereof and until the Closing Date, all such commitments and fees as they become due. There are no side letters, understandings or other agreements or arrangements relating to the Financing to which Parent, Merger Sub or any of their respective Affiliates are a party other than (x) as expressly set forth in the Financing Commitments and delivered to the Company prior to the date of this Agreement and (y) the Fee Letters. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing or the conditions precedent thereto under any agreement relating to the Financing to which Parent or any of its Affiliates is a party, other than as set forth in the Financing Commitments and any related Fee Letter that do not impact the conditionality of the Financing (the “Disclosed Conditions”). No Person has any right to impose, and none of the Sponsor, any Lender, Parent or Merger Sub has any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions nor any reduction to the aggregate amount available under the Financing Commitments on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date). As of the date of this Agreement, neither Parent nor Merger Sub believes that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to Parent or Merger Sub on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing.

(b) As of the date of this Agreement, neither Parent, Merger Sub nor any of their Affiliates has (i) retained any financial advisor on a basis exclusive to Parent and/or Merger Sub and/or any such Affiliate or (ii) entered into an exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or Equity Financing that would prevent or hinder such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Takeover Proposal), in the case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated by this Agreement. Neither Parent, Merger Sub nor any of their Affiliates has intentionally caused or induced any Person to take any action that, if taken by Parent and/or Merger Sub, would be a material breach of, or would cause to be materially untrue, any of the representations in this Section 4.6(b).

Section 4.7 Solvency. Assuming (i) the representations and warranties of the Company in Article III are true and correct as of the Effective Time and (ii) the performance by the Company of its obligations under Section 5.1, on and as of the Closing Date, and after giving effect to the transactions contemplated by this Agreement, to the Knowledge of Parent, Parent, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, taken as a whole, will be Solvent.

Section 4.8 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 4.9 No Regulatory Impediment. To the Knowledge of Parent, there is no material fact relating to Parent or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement.

Section 4.10 Absence of Arrangements with Management. Other than this Agreement and the Voting Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 4.11 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon consummation of the Merger.

Section 4.12 Limited Guarantee. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company a limited guarantee of AI Investments Holdings LLC, a Delaware limited liability company (the “Guarantor”), in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Guarantee”). The Limited Guarantee is in full force and effect, constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to the Enforceability Exceptions, and has not been amended, withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.13 Limited Performance Guarantee. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company a limited performance guarantee of the Guarantor in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Performance Guarantee”). The Limited Performance Guarantee is in full force and effect, constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to the Enforceability Exceptions, and has not been amended, withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Performance Guarantee.

Section 4.14 Independent Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub have each relied upon its own investigation and analysis, and Parent and Merger Sub acknowledge and agree (a) that, except for the specific representations and warranties of the Company contained in this Agreement (including the Company Disclosure Letter, the Company SEC Reports and any certificates delivered in connections with this Agreement), none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their respective Affiliates, stockholders or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or Merger Sub, their respective Affiliates, stockholders or Representatives, except as and only to the extent expressly set forth in this Agreement.

Section 4.15 Music Business. Except as set forth in Section 4.15 of the Parent Disclosure Letter, neither Parent nor Merger Sub nor any of their respective Affiliates, directly or indirectly, owns any material equity or voting interest in, manages or operates any material asset, business, corporation, partnership, limited liability company, joint venture or other business organization or division thereof that is engaged in the recorded music business and/or the music publishing business.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except as expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) maintain and preserve intact its business organization, make reasonable efforts to retain services of its Key Employees (as defined below) and preserve its relationships with, and the good will of, its customers, suppliers, and other Persons with whom it has material business relationships in a manner consistent with past practices; provided, however, that nothing in this clause (y) shall require the Company or any of its Subsidiaries to make any payment or concession or assume any liability (other than such payment, concession or liability required to be made or assumed by the terms of any Contract in effect as of the date hereof) or otherwise take any action outside of the ordinary course of business. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall cause its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:

(a) Organizational Documents. Amend or modify any of the Organizational Documents of the Company or any of its Subsidiaries;

(b) Dividends. Make, declare, set aside or pay any dividend or distribution on any shares of its capital stock or set any record date therefor, other than dividends and distributions by wholly-owned Subsidiaries of the Company;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock or (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to (x) the exercise of the Company Options in accordance with the terms in effect on the date of this Agreement, (y) the vesting of Company Stock Awards in accordance with the terms in effect on the date of this Agreement and (z) the conversion of convertible securities, in each case outstanding as of the date of this Agreement, granted in accordance with clause (iii) or pursuant to Contracts existing as of the date of this Agreement);

(d) Compensation and Benefits. (i) Increase the compensation, severance or termination pay, or benefits payable or to become payable to any of its officers or employees whose total target cash compensation (which consists of salary and annual bonus targets) exceeded $750,000 for fiscal year 2010 or, as of the date hereof, exceeds $750,000 for fiscal year 2011 (the “Key Employees”) or any of its directors, except in connection with the renewal or extension, in the ordinary course of business consistent with past practice, of any employment agreements with the Key Employees set forth in Section 5.1(d) of the Company Disclosure Letter as provided therein; (ii) increase the compensation, severance or termination pay, or benefits payable or to become payable to any officers or employees who are not (and who would not after such increase be) Key Employees, except for increases in salary, annual bonus targets, hourly wage rate and benefits (including in connection with promotions or other changes in job status) in the ordinary course of business consistent with past practice where either the sum of the total target cash compensation and other non-annual bonus cash compensation or severance opportunity, after giving effect to any increase thereof, for any such officer or employee would not exceed $750,000; (iii) establish, adopt, enter into, amend, renew or terminate any non-U.S. collective bargaining agreement, Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, except (x) as permitted in clauses (i) or (ii) hereof or (y) to avoid the imposition of any excise tax under Section 4999 of the Code to the extent otherwise not inconsistent with clauses (i) or (ii) hereof; (iv) grant any severance or termination pay to any director, officer or employee other than pursuant to any severance policies or employment agreements in effect on the date of this Agreement, except as permitted in clauses (i) or (ii) hereof or (v) accelerate the vesting or payment of, or fund or in any other way secure the payment, compensation or benefits under, any Company Benefit Plan), except, in the case of each of clauses (i) through (v), (A) to the extent required by applicable Law, this Agreement, any Company Benefit Plan as in effect on the date of this Agreement or other agreement in effect on the date of this Agreement, (B) in connection with new hires in the ordinary course of business consistent with past practice where either the sum of the total target annual cash compensation and other non-annual bonus cash compensation or severance opportunity of each individual new hire would not exceed $500,000 unless such individual is engaged to replace or succeed a then current employee, in which case the total target annual cash compensation or severance opportunity for such individual may be equal to less than that of the replaced or succeeded employee (but not in excess of $750,000); (C) pursuant to existing collective bargaining or national labor agreements or (D) to comply with Section 409A of the Code and guidance applicable thereunder, or (E) immaterial changes in the ordinary course of business consistent with past practice to nondiscriminatory health and welfare plans available to all employees generally;

(e) Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) or enter into negotiations to acquire any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, except for any such transaction (i) which is between the Company and any of its wholly-owned Subsidiaries or between any such wholly-owned Subsidiaries, (ii) for which the consideration paid (including assumed indebtedness for borrowed money) does not exceed $3,000,000 (provided, that solely for purposes of entering into negotiations, Company shall not be permitted to enter into negotiations with respect to any such transaction in which the enterprise value of the target exceeds $100,000,000) or (iii) pursuant to any Contract existing and in effect as of the date hereof, true and complete copies of which have been made available to Parent;

(f) Dispositions. Sell, lease, license, transfer, pledge, mortgage, encumber, grant or dispose of or enter into negotiations to with respect to the disposition of any material Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii) other dispositions in the ordinary course of business, including the right of the Company or its Subsidiaries to assign or register rights to Musical Compositions to its subpublishers, to any performing rights societies or to any industry-wide collection agents, (iv) any Permitted Liens or (v) pursuant to any Contract existing and in effect as of the date hereof, true and complete copies of which have been made available to Parent;

(g) Loans. Make any loans, advances or capital contributions to or investments in any Person (other than (i) to wholly-owned Subsidiaries of the Company, (ii) to employees for advancement of related business expenses in the ordinary course of business, (iii) to any joint venture in which the Company or any of its Subsidiaries has any equity interest, (iv) pursuant to any Recorded Music Contract and/or Music Publishing Contract and (v) any other loans or capital contributions in an aggregated amount not to exceed $3,000,000);

(h) Indebtedness; Guarantees. Incur, assume or guarantee any new indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than the Company or any of its Subsidiaries) for borrowed money, in excess of $1,000,000 in the aggregate;

(i) Capital Expenditures. Make any capital expenditure other than (i) in accordance with the Company’s capital expenditure plan previously provided to Parent and (ii) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (ii) not to exceed $3,000,000;

(j) Non-Compete. Enter into any Contract that restricts the ability of the Company or any of its Subsidiaries, to compete, in any material respect, with any business or in any geographic area, or to solicit customers, except for restrictions that may be contained in Contracts entered into in the ordinary course of business consistent with past practice;

(k) Dissolution. Adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization;

(l) Accounting. Change its accounting policies or procedures, other than as required by GAAP or applicable Law;

(m) Contracts. (A) modify, amend or terminate any Material Contract, Recorded Music Contract with respect to a Material Recording, Music Publishing Contract with respect to a Material Musical Composition or Contract with a Top Digital Music Service Provider other than (1) in the ordinary course of business or (2) modifications or amendments which are immaterial or (B) enter into any new Contract (1) that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 3.15 of the Company Disclosure Letter as a Material Contract (other than if entered into in the ordinary course of business) or (2) containing any “change of control” or similar provision that would be triggered by the transactions contemplated hereby;

(n) Legal Actions. Waive, release, assign, settle or compromise any material Legal Actions, other than (i) in the ordinary course of business not in excess of $2,000,000 individually or $8,000,000 in the aggregate (net of any insurance) or (ii) if the loss resulting from such waiver, release, assignment settlement or compromise is reasonably expected to be reimbursed to the Company or any of its Subsidiaries by an insurance policy;

(o) Tax. (i) Make, change or revoke any material Tax election or take any position on a material Tax Return filed on or after the date of this Agreement or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is required by applicable Law, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Tax Return that would result in a change in any material Tax liability, taxable income or loss, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax liability or (vi) surrender any claim for a material refund of Taxes, in each case unless otherwise required by applicable Law;

(p) Collective Bargaining Agreements. (i) Negotiate the renewal or extension of or enter into any agreement or amendment providing for the renewal or extension of any of the agreements with the American Federation of Television and Radio Artists, the American Federation of Musicians and their international counterparts or any agreement with any similar entity or (ii) enter into any new collective bargaining agreement covering U.S. employees, in each case without (A) providing Parent with advance notice of negotiations (unless not reasonably practicable) and prompt access to all material information provided or made available to the Company or its Representatives relating to the proposed renewal or extension or related negotiations and (B) consulting, and causing its Representatives to consult, in advance (unless not reasonably practicable) with Parent and its Representatives with respect to any such information or proposed renewal or extension or related negotiations, in each case except (x) as may be prohibited by applicable Law or (y) to the extent that the foregoing actions would waive the attorney-client privilege with respect to such information provided that the Company and Parent shall enter into a joint representation agreement or similar agreement as mutually agreed by them, if necessary to protect the attorney-client privilege of such information; or

(q) Related Actions. Authorize, commit or agree to do any of the foregoing.

Nothing contained in this Agreement gives, or is intended to give, Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement gives, or is intended to give, the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 Conduct of Business of Parent. Parent shall not, and shall cause its Affiliates not to, without the prior written consent of the Company, take or agree to take any of the following actions:

(a) acquire or enter into any agreement to acquire (by merger, consolidation, acquisition of equity interests or assets, joint venture or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof if such acquisition or the entering into such agreement would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Authorization or Order or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) otherwise materially delay or prevent the consummation of the transactions contemplated by this Agreement, in each case of clauses (i), (ii), (iii), (iv), as determined in light of the then-current circumstances; or

(b) any action that would reasonably be expected to materially interfere with Parent’s ability to make available to the Paying Agent at the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the payment of all associated costs and expenses.

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, employees, properties, books and records of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent may reasonably request. Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent such disclosure would be reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any applicable Law or any confidentiality obligation of such party. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated March 22, 2011 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.

(c) Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.

Section 5.4 No Solicitation.

(a) From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, and except as expressly permitted by Section 5.4(b), the Company shall not, and the Company shall cause any of its Subsidiaries not to, and the Company shall use its reasonable best efforts to cause its Representatives not to, (i) solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, a Takeover Proposal, (ii) engage in, enter into or participate in any discussions with any Person that has made a Takeover Proposal (other than to state that the Company is not permitted to have discussions), or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, a Takeover Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with a Takeover Proposal, (iii) execute or enter into any Contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or (v) otherwise knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt by any Person to make a Takeover Proposal. The Company and its officers and directors shall, and the Company shall instruct and cause the Company’s Representatives, its Subsidiaries and their Representatives to, immediately cease and terminate all discussions and negotiations with any Persons conducted heretofore that may be ongoing with respect to a Takeover Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Takeover Proposal, effective immediately, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries, and the Company shall take all reasonable necessary actions to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement (including enforcement of any applicable “standstill” provision).

(b) Notwithstanding Section 5.4(a), at any time following the date of this Agreement and prior to the time the Requisite Company Vote is obtained, if the Company receives a bona fide, written Takeover Proposal and, prior to taking any action described in clauses (x) and (y) below, the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would be inconsistent with its fiduciary duties to stockholders under applicable Law, then the Company may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to (and may enter into) an Acceptable Confidentiality Agreement, so long as any written non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.

(c) From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) advise Parent orally and in writing (i) if any non-public information is requested from the Company or any of its Representatives in connection with any Takeover Proposal and (ii) of the receipt of any Takeover Proposal, specifying the material terms and conditions thereof and the identity of the party making the Takeover Proposal and thereafter shall keep Parent reasonably informed, on a current basis, of the status and terms of any such Takeover Proposal (including any amendments thereto) and the status of any discussions or negotiations, including any change in the Company’s intentions as previously notified.

(d) Except as set forth in Section 5.4(e) and Section 5.4(f), the Company Board shall not (i) change, withhold, withdraw, qualify, modify or amend (or publicly propose or resolve to change, withhold, withdraw, qualify, modify or amend) the Company Board Recommendation in any manner adverse to Parent or fail to include the Company Board Recommendation in the Proxy Statement, (ii) authorize, adopt, approve, recommend or declare advisable, or publicly propose to authorize, adopt, approve, recommend or declare advisable (except to the extent required by applicable Law in respect of a notice delivered by the Company pursuant to Section 5.4(e)), a Takeover Proposal (any of the foregoing actions in clause (i) or (ii), a “Change of Recommendation”), or (iii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement).

(e) Notwithstanding Section 5.4(d), at any time before obtaining the Requisite Company Vote, the Company Board may (x) effect a Change of Recommendation if an event, fact, development or occurrence that affects the business, assets, operations or condition (financial or otherwise) of the Company that is unknown to the Company Board as of immediately prior to the execution of this Agreement becomes known to the Company Board (an “Intervening Event”) or in response to a Superior Proposal or (y) in response to a Superior Proposal received by the Company Board after the date of this Agreement, terminate this Agreement pursuant to Section 7.4(a) (concurrently with the payment of the Company Termination Fee in accordance with Section 7.6(b)), and concurrently enter into a Contract with respect to such Superior Proposal, but only if, in the case of either of clause (x) or (y):

(i) the Company Board determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to stockholders under applicable Law and the Company shall have complied in all material respects with all of its obligations under this Section 5.4 (provided, that, an otherwise immaterial breach shall be deemed material if it materially contributed to the receipt of a Takeover Proposal);

(ii) the Company shall have first provided prior written notice to Parent, at least three Business Days in advance, that it will effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.4(a), as the case may be, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal and the identity of the party making such Superior Proposal and include copies of the final forms of all relevant documents relating to such

Superior Proposal or a description in reasonable detail of such Intervening Event, as the case may be;

(iii) after providing such notice and prior to effecting such Change of Recommendation or terminating this Agreement pursuant to Section 7.4(a), the Company shall have negotiated with Parent (if so requested by Parent) in good faith to make such adjustments in the terms and conditions of this Agreement proposed by Parent (if any) as would permit the Company, to the extent consistent with the Company Board’s fiduciary duties, not to effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.4(a); and

(iv) the Company Board shall have considered in good faith any changes to this Agreement offered by Parent and shall have determined (x) in the event the Company Board’s determination pursuant to clause (i) above is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect; provided, that in the event of any material revisions to the Takeover Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.4(e) with respect to such new written notice (including the three Business Day notice period referenced above), or (y) in the event the Company Board’s determination pursuant to clause (i) above is in response to an Intervening Event, that such changes would not obviate the need for a Change of Recommendation in response to such Intervening Event.

(f) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law; provided, that (i) any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a Change of Recommendation for all purposes under this Agreement if it is inconsistent with the Company Board Recommendation unless the Company expressly reaffirms the Company Board Recommendation within three (3) Business Days following any request by Parent and (ii) any such disclosure that is Change of Recommendation may only be made upon compliance with the requirements of Sections 5.4(d) and 5.4(e).

(g) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person relating to a possible Takeover Proposal subsequent to the date of this Agreement except for an Acceptable Confidentiality Agreement as permitted or required pursuant to this Section 5.4, and neither the Company nor any of its Subsidiaries shall enter into any agreement that prohibits the Company from providing to Parent any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement.

(h) The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.4 by any Representatives of the Company shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5 Company Proxy Statement.

(a) As promptly as practicable and in any event within ten Business Days following the date of this Agreement, the Company shall prepare and file with the SEC a preliminary copy of the Company Proxy Statement. Parent shall provide the Company with any information with respect to itself and its Subsidiaries that may be reasonably requested by the Company for inclusion in the Company Proxy Statement and any updates to such information, as appropriate. The Company shall provide Parent with a reasonable opportunity to review and comment on such preliminary copy prior to filing with the SEC.

(b) The Company agrees that (i) the Company Proxy Statement will not, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by the Company (and the foregoing shall not apply) with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein and (ii) the Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

(c) Parent and Merger Sub hereby covenant and agree that none of the information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement shall, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by either Parent or Merger Sub (and the foregoing shall not apply) with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(d) The Company shall use its reasonable best efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following the clearance of the Company Proxy Statement by the SEC. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Company Proxy Statement. Before responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement (including any amendments or supplements thereto) and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(e) The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has effected a Change of Recommendation in compliance with Sections 5.4(d) and (e).

Section 5.6 Company Stockholders Meeting.

(a) Subject to Section 5.4 and this Section 5.6(a), the Company shall call and hold the Company Stockholders Meeting within 30 days following the date of mailing the Proxy Statement for the purpose of obtaining the Requisite Company Vote. Subject to Section 5.4, the Company shall use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement; provided, that the Company may postpone, recess or adjourn the Company Stockholders Meeting to a later date: (a) with the consent of Parent, (b) for the absence of a quorum, (c) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting or (d) if the Company has provided a written notice to Parent pursuant to Section 5.4(e)(i) and the latest deadline contemplated by Section 5.4(e) with respect to such notice has not been reached.

(b) The Company shall establish a record date for purposes of determining the stockholders entitled to notice of and vote at the Company Stockholders Meeting (the “Record Date”). Once the Company has established the Record Date, the Company may not change such Record Date or establish a different Record Date for the Company Stockholders Meeting without the prior written consent of Parent if such change or different Record Date will result in a delay of the date of the Company Stockholders Meeting, except as required by applicable Law or to the extent in compliance with the provisions of Section 5.6(a). In the event that the date of the Company Stockholders

Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that it shall implement such adjournment or postponement or other delay in accordance with applicable Law or the Company’s bylaws.

Section 5.7 Employees; Benefit Plans.

(a) For a period of six months following the Closing (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to individuals who, immediately prior to the Effective Time, were Employees with salaries or wages, short term bonus or commission opportunities, and other compensation and benefits, that, taken as a whole for each such individual, are substantially comparable in the aggregate to the salaries or wage rates, compensation opportunities and benefits provided by the Company and its Subsidiaries to such individual immediately prior to the Effective Time, excluding compensation under any equity-based plan, program or arrangement; provided, that nothing contained herein shall limit Parent’s, the Surviving Corporation’s or any of their respective Affiliate’s ability to modify wages, salaries, compensation or benefits because of or in response to performance issues with particular employees, groups of employees or business units. Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee.

(b) Parent shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, honor all Company Benefit Plans (including all severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans; provided, that nothing herein shall prevent the amendment or termination of any specific plan, program policy, agreement or arrangement, or interfere with Parent’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law. Notwithstanding the foregoing or Section 5.7(a), Parent shall provide each Employee who suffers a termination of employment during the Continuation Period under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under the applicable Company Severance Plan, as calculated using the same salary or hourly wage rate or other compensation, as applicable, provided to such Employee immediately prior to the Effective Time, except as Parent or the Surviving Corporation, as applicable, and such Employee may otherwise agree in writing. Following the end of the Continuation Period, Parent shall be permitted to alter the duties and employment terms applicable to a given Employee unless prohibited under the terms of any employment agreement with such Employee.

(c) For all purposes of eligibility, vesting and level of benefits under all employee benefit plans of Parent, the Surviving Corporation and their respective Affiliates providing benefits to any Employee after the Effective Time (the “New Plans”), but not for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan (other than as required by applicable Law), each Employee shall receive full credit for such Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Benefit Plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing: (i) at the Effective Time, each Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iii) Parent shall cause all eligible expenses incurred by each Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) With respect to any accrued but unused vacation time to which any Employee is entitled pursuant to the vacation policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time, (the “Vacation Policy”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, (i) allow such Employee to use such accrued vacation and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the accrued vacation time to the same extent that the Employee would have received a cash payment therefor under the Vacation Policy or the applicable Company Severance Plan as in effect on the date of this Agreement.

(e) For the avoidance of doubt, to the extent any employment agreement to which an Employee is party, which exists as of the Effective Time, expressly requires the successor of the Company, its business or its assets to expressly assume and agree to perform such agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place (or such words of like import), the Surviving Corporation expressly so assumes and agrees.

(f) Nothing in this Section 5.7, whether express or implied, shall confer upon any Person (including any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates), any third party beneficiary or other rights or remedies, including any right to employment or continued employment for any specified period or continued participation in any Company Benefit Plan, of any nature or kind whatsoever under or by reason of this Section 5.7. No provision of this Section 5.7 is intended to and such provisions do not modify, amend or create any employee benefit plan of the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

Section 5.8 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries and the fiduciaries of any Company Benefit Plans (the “Indemnified Parties”) as provided in (i) the Organizational Documents of the Company, (ii) the minutes of any meetings of the Company Board or any committee of the Company Board, (iii) the minutes of any meetings of the boards of directors, or any committee of the boards of directors or equivalent governing bodies, of any of the Subsidiaries, (iv) agreements between an Indemnified Party and the Company or one of its Subsidiaries or (v) otherwise in effect at the Effective Time, to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement, and all rights to advancement and indemnification shall, with respect to any claim or matter asserted prior to such period, continue for the duration of any such claim or matter.

(b) The Surviving Corporation shall indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to any claim, demand, suit, action, proceeding, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative (“Indemnified Claim”), for acts or omissions arising out of or relating, in whole or in part, to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, or fiduciaries of the Company Benefit Plans, whether asserted or claimed at, after or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise). If any Indemnified Party is or becomes involved in any Indemnified Claim or other matter subject to indemnification hereunder, the Surviving Corporation shall advance as incurred and interest free any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages, amounts paid in settlement or other Liabilities (“Damages”) arising out of or incurred in connection with such Indemnified Claim or other matter, subject to the Surviving Corporation’s, as applicable, receipt of an unsecured undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any Indemnified Claim, (i) the Surviving Corporation shall cooperate with the Indemnified Party in the defense of such Indemnified Claim and (ii) the Surviving Corporation shall not settle, compromise or seek or consent to the entry of any judgment in any Indemnified Claim pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Indemnified Claim.

(c) The Surviving Corporation shall maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then the Surviving Corporation shall instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.8(c), before the Effective Time, the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.8(c) and for the same limits of liability as the current directors’ and officers’ liability insurance maintained by the Company, which cost of such tail policy shall not exceed the Maximum Premium, and, if the Company elects to purchase such a policy before the Effective Time, then the Surviving Corporation’s obligations under this Section 5.8(c) shall be satisfied so long as the Surviving Corporation causes such policy to be maintained in effect for a period of six years following the Effective Time.

(d) Parent hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. Parent hereby agrees that (i) the Surviving Corporation is the indemnitor of first resort (i.e., its obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary) and (ii) the Surviving Corporation shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other Person. The Surviving Corporation further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Surviving Corporation.

(e) The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The obligations of the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 5.8 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 5.8 applies, and any Person who pays advancement or indemnification to or on behalf of any of the Indemnified Parties as described in the last sentence of Section 5.8(d), shall be third party beneficiaries of this Section 5.8).

(f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall take all necessary action so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.8.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to or in substitution for any such claims under such policies.

Section 5.9 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable. The terms of this Section 5.9 shall not limit the rights of the Company set forth in Section 5.4.

Section 5.10 Consents; Filings; Further Action; Notices.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall,

and Parent shall cause each of its Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the transactions contemplated by this Agreement, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the HSR Act, any Foreign Competition Law, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.10 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as practicable; provided, that subject to Section 5.10(d), the Company and its Affiliates shall not give any undertakings, make any commitments or enter into any agreements that would be binding upon Parent or any of its Affiliates, including after the Closing, the Company and any of its Subsidiaries, without the prior written consent of Parent. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

(b) As promptly as practicable after the date of this Agreement, each of Parent and the Company shall file, and shall cause their respective Affiliates to file, and, unless so requested by the applicable Governmental Authority, not withdraw (i) any notification and report forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice, as applicable, and (ii) any filings required to be made by it with any Governmental Authority in the European Union, in each case of clauses (i) and (ii), with respect to the transactions contemplated by this Agreement, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable. Without limiting the foregoing, the parties acknowledge and agree that they shall use their reasonable best efforts to, no later than the first Business Day after 21 calendar days following the date hereof, file, and cause their respective Affiliates to file, the reports set forth on Section 5.10(b) of the Company Disclosure Letter.

(c) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall take, and shall cause each of its Affiliates to take all actions within its power to avoid the entry or to effect the dissolution of, or vacate or lift, any Order which would otherwise have the effect of preventing, impairing or delaying the Closing, including (i) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property or businesses (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (ii) terminating, amending or assigning existing relationships or contractual rights and obligations, (iii) changing or modifying any course of conduct regarding future operations, (iv) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein and (v) committing to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv). For the avoidance of doubt, Parent shall not require the Company or its Subsidiaries to, and the Company and its Subsidiaries shall not be required to, take any action described in this Section 5.10(d) with respect to any Order or any applicable Law which would bind the Company or its Subsidiaries irrespective of whether the Merger occurs.

(e) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (ii) of any action commenced or, to such party’s Knowledge, threatened against, relating to or otherwise affecting such party or any of its Subsidiaries in connection with, arising from or relating to this Agreement or the Merger and other the transactions contemplated hereby (“Transaction Litigation”) and (iii) if a party becomes aware of any facts or circumstances that such party believes constitute, or with the passage of time are reasonably likely to constitute, a breach of this Agreement by the other party or the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party hereto to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of any party to effect the Merger under this Agreement; provided, further, that except as set forth in Section 5.10(e) of the Company Disclosure Letter, (x) the Company and Parent shall give each other the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation and (y) neither the Company nor any Company Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same, unless Parent shall have consented in writing.

Section 5.11 Public Announcements. Except as provided for in this Agreement, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement; provided, that, so as the Company is in compliance with the requirements of Section 5.4, Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by Section 5.4(e) or Section 5.4(f). Without the prior consent of the other parties, the Company may disseminate the information included in a press release or other document previously approved for external distribution by Parent.

Section 5.12 Fees, Expenses and Conveyance Taxes. Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses.

Section 5.13 Financing.

(a) Each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, use its reasonable best efforts to obtain the Financing on the Closing Date on the terms and conditions described in the Financing Commitments (including the flex provisions), including using its reasonable best efforts to (i) comply with its obligations under the Financing Commitments, (ii) negotiate and enter into definitive agreements with respect to the Financing Commitments on terms and conditions (including flex provisions) no less favorable to Parent and Merger Sub than those contained in the Financing Commitments, (iii) satisfy on a timely basis or obtain the waiver of all conditions applicable to Parent and Merger Sub that are within their respective control contained in the Financing Commitments (or any definitive agreements related thereto), including the payment of any commitment, engagement or placement fees required as a condition to the Financing and (iv) consummate the Financing substantially concurrent with the Merger (for the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing). Notwithstanding anything to the contrary in the immediately preceding sentence, each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, use its reasonable best efforts to (i) maintain in effect the Financing Commitments and (ii) enforce all of its rights under the Financing Commitments or any definitive agreements relating thereto. Parent shall keep the Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing the Company with copies of all definitive agreements and other documents related to the Financing). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any material breach or default by any party to any of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing of any provisions of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that Parent and Merger Sub shall not be obligated to provide any such information to the Company if such information is subject to attorney-client privilege, provided, however, that in the event that Parent and/or Merger Sub do not provide the Company with such information in reliance on any attorney-client privilege, Parent shall provide notice to the Company that it is withholding such information and Parent shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not risk waiver of such privilege. Parent shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Financing Commitments (or any definitive agreements related thereto) or any other provision of, or remedies under, the Financing Commitments (or any definitive agreements related thereto), in each case to the extent such amendment, modification, supplement or waiver could reasonably be expected to have the effect of (A) adversely affecting the ability of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement or (B) amending, modifying or supplementing the conditions or contingencies to the Financing in a manner that makes it less likely the

Financing will be funded or imposing new or additional conditions or expanding any existing condition to the receipt of the Financing; provided, however, that, notwithstanding anything to the contrary provided herein, Parent may replace, amend or modify the Debt Commitment Letters (y) to add or replace Lenders, lead arrangers, syndication agents, bookrunners or similar entities and (z) otherwise so long as such changes would not delay or adversely impact the ability of Parent to consummate the transactions contemplated hereby. In the event all conditions applicable to the Financing Commitments have been satisfied, Parent shall use its reasonable best efforts to cause the Lenders and Sponsor to fund the Financing required to consummate the transactions contemplated by this Agreement substantially concurrent with the Merger (including, other than with respect to the providers of the Equity Financing, to the extent appropriate under the circumstances, through litigation pursued in good faith). In the event that any portion of the Financing becomes unavailable, Parent shall notify the Company and use its reasonable best efforts to arrange alternative financing from the same or other sources of financing on terms and conditions (including the flex provisions) not materially less favorable to Parent and Merger Sub than those contained in the Financing Commitments as of the date hereof, and in an amount sufficient to timely consummate the transactions contemplated by this Agreement on the terms and conditions set forth herein (such alternative financing, together with the Financing, the “Available Financing”). For the avoidance of doubt, the syndication of any part of the Debt Financing in accordance with the terms of the Debt Commitment Letters in effect as of the date of this Agreement (or, if amended or replaced in accordance with the terms hereof, if such amendment or replacement contains substantially similar terms with respect to such syndication) shall not be deemed to violate Parent’s or Merger Sub’s obligations under this Agreement.

(b) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, at Parent’s sole cost and expense, cooperate reasonably with Parent, Merger Sub and their authorized Representatives and take such actions as Parent or Merger Sub may reasonably request in connection with the arrangement of the Available Financing, including (i) participating in a reasonable number of meetings on reasonable advance notice, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing, (ii) as promptly as practicable, furnishing all customary information (other than financial information which is covered in clause (iii) below) and data regarding the Company and its Subsidiaries as may be reasonably requested by Parent for inclusion in offering memoranda, private placement memoranda, prospectuses and similar documents and bank information memoranda and similar documents; provided, that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation as the obligor, (iii) furnishing the Required Information and all financial statements, pro forma financial statements and business and other financial data and information of the Company and its Subsidiaries the receipt of which is an express condition to the obligations of the Lenders under the Debt Commitment Letter (as in effect on the date of this Agreement); provided, that the Company shall only be required to furnish pro forma financial statements or forecasts if Parent or Merger Sub has provided the Company information relating to the proposed debt and equity capitalization at least fifteen days prior to the date pro forma financial statements are required to be delivered, (iv) assisting with the preparation of materials for rating agency presentations, offering memoranda, private placement memoranda, prospectuses and bank information memoranda and similar documents, (v) using reasonable best efforts to obtain accountant’s comfort letters, accountant consents, customary legal opinions, surveys, intellectual property reports, appraisals and title insurance reasonably requested by Parent, (vi) cooperating in respect of the preparation of, and, if applicable, executing and delivering, any underwriting or placement agreements, indentures, credit agreements, guarantees, pledge and security documents, currency or interest hedging agreements and other definitive financing agreements, and customary closing certificates and documents as may be reasonably requested by Parent (including delivery of a solvency certificate, on a pro forma basis, substantially in the form contemplated by the Debt Commitment Letter (as in effect on the date hereof)), (vii) delivering notices of redemption or prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, certificates or other documents or instruments, to allow for the payoff, discharge and termination in full on the Closing, of all indebtedness, (viii) facilitating the consummation of the Available Financing and the direct borrowing or incurrence of all proceeds of the Available Financing, by the Surviving Corporation immediately following the Effective Time and the distribution or payment of the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation, (ix) facilitating the distributions of the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation and causing WMG Acquisition Corp. to distribute as a dividend at or immediately following the Effective Time the amount available for distribution as a restricted payment under Section 4.11(a) of the Indenture, dated as of May 28, 2009 between WMG Acquisition Corp., as issuer, the guarantors party thereto and Wells Fargo Bank National Association as trustee and (x) furnishing Parent and its Lenders promptly with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; provided, that with respect to the foregoing, the Company shall not be required to become subject to any obligations or liabilities with respect to such agreements or documents prior to the Closing; provided, further that with respect to the foregoing, neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time, or deliver, or cause to be delivered, any legal opinion by its counsel. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Any non-public information provided to Parent or Merger Sub pursuant to this Section 5.13(b) shall be subject to the Confidentiality Agreement. The Company and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the Financing, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its Representatives. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and their respective Representatives shall not have any responsibility for (or, with respect to the Company and its Subsidiaries, prior to the Closing), incur any liability to any Person under or in connection with, the arrangement of the Financing or any alternative financing that Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement. Parent and Merger Sub shall, on a joint and several basis, (x) promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.13 and (y) indemnify and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all Damages suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries expressly for use in connection therewith). Notwithstanding anything to the contrary in this Agreement, any dividend required pursuant to this Section 5.13(b) shall not be required to be declared or paid, or any determination in respect thereof made, at any time prior to the Effective Time.

(c) Each of Parent and the Company shall take the actions set forth in Section 5.13(c) of the Company Disclosure Letter.

Section 5.14 Section 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Takeover Statute. If any Takeover Statute shall become or is deemed to be applicable to the Merger or the other transactions contemplated herein after the date of this Agreement, the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions necessary so that the Merger and the other transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Statute on the Merger and the other transactions contemplated hereby.

Section 5.16 FIRPTA Certificate. On or prior to the Effective Time, the Company shall deliver to Parent a certificate or certificates in compliance with Treasury Regulation Section 1.1445-2, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code; provided, that, notwithstanding anything in this Agreement to the contrary, Parent’s sole right if the Company fails to provide such certificate shall be to make an appropriate withholding under Sections 897 and 1445 of the Code.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote at a duly called Company Stockholders Meeting.

(b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act and Council Regulation (EC) No 139/2004 shall have expired or been terminated. All other approvals and actions, filings, notices or consents required to consummate the Merger pursuant to any other applicable Foreign Competition Law shall have been made, obtained or effected, as the case may be, other than such approvals, actions, filings, notices or consents the failure to obtain would not (i) have a Company Material Adverse Effect after giving effect to the Merger or (ii) provide a reasonable basis to conclude that any Company Related Party or Parent Related Party would be subject to any material risk of criminal liability.

(c) No Orders. No Governmental Authority shall have issued any Order that enjoins or otherwise prohibits the consummation of the Merger, other than any such Order of a foreign Governmental Authority that would not (i) have a Company Material Adverse Effect or a Parent Material Adverse Effect after giving effect to the Merger or (ii) provide a reasonable basis to conclude that any Company Related Party or Parent Related Party would be subject to any material risk of criminal liability.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) this Agreement (other than those described in clause (ii) below) shall be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect and (ii) Section 3.1, Section 3.3, Section 3.4, Section 3.8(a), Section 3.8(b) and Section 3.13(b) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, provided, that representations and warranties made as of a specified date (whether referred to in clause (i) or (ii) above) shall be required to be so true and correct (subject to such qualifications) as of such specified date.

(b) Performance of Obligations. The Company shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate, signed by the executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, with only such exceptions as would not individually or in the aggregate have a Parent Material Adverse Effect, provided, that representations and warranties made as of a specified date shall be required to be so true and correct (subject to such qualifications) as of such specified date.

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.9, Section 5.10 and Section 5.13.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company duly authorized by each of their respective boards of directors.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) whether before or after obtaining the Requisite Company Vote, if the Merger has not been consummated by November 7, 2011 (the “Termination Date”). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has been the primary cause of, or the primary factor that resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment, postponement or recess thereof) and the Requisite Company Vote is not obtained upon a vote taken thereof;

(c) whether before or after obtaining the Requisite Company Vote, if any Antitrust Order under a Foreign Competition Law (other than Council Regulation (EC) No 139/2004) that would, if the Merger were consummated, provide a reasonable basis to conclude that any Company Related Party or Parent Related Party would be subject to any material risk of criminal liability, permanently enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable;

(d) whether before or after obtaining the Requisite Company Vote, if any Antitrust Order under the Clayton Antitrust Act of 1914 or Council Regulation (EC) No 139/2004 permanently enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable; or

(e) whether before or after obtaining the Requisite Company Vote, if any Order (other than an Antitrust Order) of any federal or state court of the United States of America or any State thereof, or any member state of the European Union, permanently enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time:

(a) prior to the Requisite Company Vote, if the Company Board shall have or be deemed to have made a Change of Recommendation; or

(b) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within the earlier of (A) twenty Business Days after the Company’s receipt of written notice of such breach from Parent and (B) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by the Company in accordance with Article VII, but only so long as neither Parent nor Merger Sub are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b).

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Effective Time:

(a) at any time prior to obtaining the Requisite Company Vote, pursuant to and in accordance with the terms and conditions of Section 5.4(e); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.4(a) unless the Company has complied in all material respects with the requirements of Section 5.4;

(b) if (x) Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within the earlier of (A) twenty Business Days after Parent’s receipt of written notice of such breach from the Company and (B) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Parent in accordance with Article VII, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b); or (y) a Material Equity Document Breach shall have occurred, but only if (x) the Company shall have provided Parent with notice of such Material Equity Document Breach promptly after the actual knowledge of any Key Employees of the same and (y) such Material Equity Document Breach shall not have been cured within the earlier of (A) ten Business Days after Parent’s receipt of written notice of such breach from the Company and (B) one (1) Business Day prior to the earlier of the Termination Date and the date on which this Agreement may otherwise be terminated by Parent in accordance with Article VII; or

(c) if after the Marketing Period has ended, (i) all of the conditions to Closing set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied), (ii) the Company has irrevocably notified Parent in writing after the end of the Marketing Period that it is ready, willing and able to consummate the Closing and that all conditions set forth in Section 6.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 6.3 for purposes of consummating the Merger and (iii) Parent and Merger Sub have failed to consummate the Closing prior to the earlier of one (1) Business Day prior to the Termination Date and three (3) Business Days following delivery of such written notice from the Company; provided, that if Parent shall have irrevocably notified the Company in writing prior to the date the Company would otherwise have been entitled to terminate this Agreement under this subparagraph (c) that it is ready, willing and able to consummate the Closing and that all conditions set forth in Section 6.2 (other than Section 6.2(b)) have been satisfied or irrevocably waived by Parent, then the Company shall not be entitled to terminate this Agreement under this subparagraph (c) unless Parent and Merger Sub shall have failed to consummate the Merger prior to fifteen Business Days following delivery of such written notice from the Company.

Section 7.5 Manner and Effect of Termination. Any party terminating this Agreement pursuant to any of Section 7.2, Section 7.3 or Section 7.4 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any Parent Related Party or Company Related Party) other than as provided in Section 7.6 and provided, that notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 5.3(b), Section 5.12, the last sentence of Section 5.13(b), this Section 7.5, Section 7.6, Article VIII and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 7.6 Fees and Expenses Following Termination.

(a) Except as set forth in Section 5.13(b) or this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.12.

(b) In the event that: (x) this Agreement is terminated by the Company pursuant to Section 7.4(a) (in which case the payment described below shall be made by the Company concurrently with and shall be a condition to such termination) or by Parent pursuant to Section 7.3(a) (in which case the payment described below shall be made by the Company within three Business Days following such termination) or (y) if (A) a Takeover Proposal shall have been publicly made or publicly proposed to the Company or otherwise publicly announced or otherwise disclosed, in each case, after the date of this Agreement and prior to the date of the Company Stockholders Meeting, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a) or to Section 7.2(b) or by Parent pursuant to Section 7.3(b) and (C) within twelve months following the date of such termination, a transaction in respect of any Takeover Proposal is consummated by the Company or the Company enters into a Contract in respect of any Takeover Proposal and the transaction is subsequently consummated (in which case payment shall be made within five Business Days following the date on which the Company consummates such Takeover Proposal), then the Company shall pay, or cause to be paid, to Parent or its designee by wire transfer of immediately available funds an amount equal to $56 million (the “Company Termination Fee”). For purposes of the foregoing clause (C), references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “more than 50%”.

(c) In the event that this Agreement is terminated pursuant to (i) Section 7.4(b)(x) and, at such time, all the conditions set forth in Section 6.1 and Section 6.2 were satisfied or waived or reasonably certain to be satisfied prior to the Termination Date (in each case, other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), and the Marketing Period had ended, (ii) Section 7.2(a) and the Company would have been entitled to terminate this Agreement pursuant to Section 7.4(c) but for (x) the fact that the Marketing Period has not ended and Parent did not commence the Marketing Period after the events set forth in clause (i) and clause (ii) of the definition of “Marketing Period Start Date” were satisfied and prior to the Marketing Period Start Date, or (y) the fact that Parent availed itself of the fifteen Business Day extension in Section 7.4(c), or (iii) Section 7.4(c), then Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $60 million (such amount, the “Parent Termination Fee”) within three Business Days of such termination; provided, that in the case of each of the foregoing clauses (i), (ii)(x) and (iii) (but in the case of (iii), except if Parent availed itself of the fifteen Business Day extension in Section 7.4(c)), Parent shall not be required to pay the Parent Termination Fee if (A) at the time of such termination, it was reasonably apparent that the Financing would not have been obtained and (B) a material breach by the Company of any of its representations, warranties, covenants or agreements in this Agreement materially contributed to the failure to obtain such Financing.

(d) In the event that this Agreement is terminated in accordance with Article VII, and a Willful Breach has occurred that materially contributed to the failure of the Closing to occur by such date, then Parent shall promptly, but in no event later than three Business Days after the date of termination of this Agreement (or such other time during the six-month period following such termination as the Company shall have discovered the existence of such Willful Breach), pay the Company an amount equal to $140 million less any previously paid Parent Termination Fee (such amount, the “Breach Fee”). In the event that this Agreement is terminated pursuant to Section 7.4(b)(y), Parent shall promptly, but in no event later than three Business Days after the date of such termination of this Agreement, pay the Company the Breach Fee. For the avoidance of doubt, in no event shall the Company be entitled to the payment of more than one Breach Fee.

(e) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty. Notwithstanding anything to the contrary in this Agreement, other than as provided in the immediately succeeding sentence and other than as expressly permitted in the Equity Commitment Letter and the Limited Performance Guarantee, in

the event Parent and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.15, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (w) Parent, Merger Sub or the Guarantor, (x) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent, Merger Sub, Sponsor or the Guarantor, (y) any Lender or Debt Financing Party or (z) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (collectively, the “Parent Related Parties”), in each case other than Parent and Merger Sub in respect of this Agreement, any agreement executed in connection herewith, including the Debt Commitment Letters and the Limited Guarantee (but excluding the Equity Commitment Letter and the Limited Performance Guarantee), and the transactions contemplated hereby and thereby, shall be to terminate this Agreement in accordance with Article VII and collect, if due, any amounts payable pursuant to Section 7.6(c) or Section 7.6(d) from Parent or pursuant to the Limited Guarantee, and upon payment of any such amounts in accordance with this Section 7.6, other than as provided in the immediately succeeding sentence and other than as expressly permitted in the Equity Commitment Letter and the Limited Performance Guarantee, (1) no Parent Related Party shall have any further liability or obligation to the Company Related Parties relating to or arising out of this Agreement, the Limited Guarantee, the Limited Performance Guarantee and the Financing Commitments or the transactions contemplated by hereby or thereby, (2) neither the Company nor any Company Related Party shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Commitments, the Limited Guarantee or the Limited Performance Guarantee, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (3) the Company shall use its reasonable best efforts to cause any Litigation pending in connection with this Agreement or any of the transactions contemplated hereby (including any Litigation related to the Financing, the Equity Commitment Letter, the Debt Commitment Letters, the Limited Guarantee or the Limited Performance Guarantee) by the Company, its Subsidiaries or its and their Affiliates and any of their respective former, current or future directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Company Related Parties”) against Parent, Merger Sub or any Parent Related Party to be dismissed with prejudice promptly, and in any event within five Business Days after payment of any such amounts. Notwithstanding the foregoing, (i) Parent and Merger Sub shall remain liable hereunder and the Guarantor shall remain liable under the Limited Guarantee for any reimbursement or indemnification obligations of Parent or Merger Sub under Section 5.13(b)(x) or (y) hereof, and (ii) in the event a Material Equity Document Breach occurs that materially contributed to the failure of the Company to obtain specific performance of Parent’s obligations to consummate the Closing hereunder, the Company shall be entitled to pursue claims in respect of such Material Equity Document Breach, which claims seek solely to obtain as a remedy the amount by which any damages that would be available in a suit against Parent for breach of its obligation to consummate the closing exceed the Breach Fee, if paid.

(f) Notwithstanding anything to the contrary in this Agreement, except as provided in the last sentence of this Section 7.6(f), in the event the Company fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.15, Parent’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (w) the Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article VII and collect, if due, the Company Termination Fee from the Company, and upon payment of such amount in accordance with this Section 7.6, (1) no Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, (2) neither Parent nor any Parent Related Party shall be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (3) Parent shall use its reasonable best efforts to cause any Litigation pending in connection with this Agreement or any of the transactions contemplated hereby by Parent, Merger Sub or a Parent Related Party against the Company, its Subsidiaries or any Company Related Party, to be dismissed with prejudice promptly, and in any event within five Business Days after payment of any such amounts. Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to this Article VII, and the Company has committed a material breach of any material representation, warranty or covenant or other agreement set forth in this Agreement, which breach (i) has materially contributed to the failure of the Closing to occur and (ii) is a consequence of an act or failure to act by the Company with the actual knowledge of the Person taking or failing to take such action on behalf of the Company that the taking of such act or failure to take such act would cause or constitute a breach of this Agreement, then Parent shall be entitled to pursue a claim against the Company for actual monetary damages arising as a result of such breach, but excluding any speculative, punitive or special damages (and in any case, calculated solely on the basis that the Company will remain a standalone business without consideration of any possible acquisitions), less any previously paid Company Termination Fee, provided, that if Parent or any Parent Related Party commences any proceeding seeking monetary damages against any Company Related Party (other than the Company), neither Parent nor any Parent Related Party shall be entitled to seek, and neither the Company nor any Company Related Party shall be liable for, any such monetary damages.

(g) No later than ten Business Days after the date hereof, Parent (the “Depositor”) shall (x) deposit in a segregated domestic bank account the amount of $140 million in cash to support any potential payment of Obligations (as such term is defined in the Limited Guarantee and the Limited Performance Guarantee) and (y) use

reasonable best efforts to cause such bank to provide written notice to the Company promptly upon any request for withdrawal or release of funds from such account, and in any event two days prior to any withdrawal or release of funds therefrom. Until the earlier of the termination of the Limited Guarantee in accordance with its terms and the date that is three weeks after the termination of this Agreement, if prior to such date the Company has not made a claim for payment of Obligations, (i) the Depositor shall maintain such account free of Liens and (ii) the Depositor shall not withdraw any amount from such account if following such withdrawal such account would contain less than $140 million.

(h) No later than ten Business Days after the date hereof, Parent and Guarantor shall take such steps as may be necessary to cause indebtedness of Guarantor and AI International Chemicals Sarl, a Luxembourg S.a.r.l. (“AIIC”) to their Affiliates to be assumed by their parent entities and to cause each of the Guarantor and AIIC to be released as an obligor thereunder.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, on terms no less favorable (except with respect to standstill provisions) in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that, neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c) “Antitrust Order” means any Order under the Clayton Antitrust Act of 1914 or any Foreign Competition Law that enjoins or otherwise prohibits the consummation of the Merger.

(d) “Applicable Exchange” means the New York Stock Exchange.

(e) “Artist” means an artist, singer, musician or comedian.

(f) “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York time.

(g) “Businesses” means, collectively, the Recorded Music Business and the Music Publishing Business.

(h) “Common Law Trademarks” means material common law trademarks licensed or sublicensed to either the Company or any of its Subsidiaries, as the case may be, pursuant to the WBE Trademark License Agreement, dated as of February 29, 2004, between Warner Bros. Entertainment Inc. and WMG Acquisition Corp and/or the WCI Trademark License Agreement, dated as of February 29, 2004, between Warner Communications Inc. and WMG Acquisition Corp.

(i) “Company Material Adverse Effect” means any fact, circumstance, change, event, development, occurrence or effect that (i) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, properties, assets or results of operations of the Company and its Subsidiaries taken as a whole or (ii) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby; provided, that, with respect to clauses (i) and (ii) above, the term “Company Material Adverse Effect” shall not include any such effect relating to or arising from (i) any foreign or domestic economic, financial, social or political conditions (including changes therein), (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the Company’s and its Subsidiaries’ industries in general or seasonal fluctuations in the business of the Company or any of its Subsidiaries, (vi) any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of any such change, decrease, decline or failure may, if they are not otherwise excluded from the definition of Company Material Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) other than for purposes of the representations and warranties made in Section 3.6 and Section 3.7, and, to the extent related to such representations and warranties, the condition specified in Section 6.2(a), the execution, announcement or performance or existence of this Agreement, the taking or not taking of any action to the extent required by this Agreement or the pendency or contemplated consummation of the transactions contemplated by this Agreement, including any actual or potential loss or impairment after the date hereof of any employee due to any of the foregoing in this subclause (ix), (x) the identity of Parent, Merger Sub or their respective Affiliates, or (xi) any actions taken to the extent expressly required by this Agreement or taken at the written request of Parent or Merger Sub; provided, further that changes, events, occurrences or effects set forth in clauses (i), (ii), (iii), (iv), (v), (vii), (viii) or (ix) above may be taken into account in determining whether there has been or is a “Company Material Adverse Effect” to the extent such changes, events, occurrences or effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in relation to others in the principal industries of the Company and its Subsidiaries.

(j) “Company Option Plans” means the plans or programs set forth under the heading “Company Option Plans” on Section 3.16(a) of the Company Disclosure Letter under which Company Options have been granted.

(k) “Company Stock Plans” means the plans or programs set forth under the heading “Company Stock Plans” on Section 3.16(a) of the Company Disclosure Letter under which Company Stock Awards have been granted.

(l) “Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1, (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) with respect to any interim financial statements, such interim financial statements have been reviewed by the Company’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722, (v) the Company’s auditors have delivered drafts of customary comfort letters, including as to customary negative assurances and change period, and such auditors have confirmed they are prepared to issue any such comfort letter throughout the Marketing Period and (vi) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on the last day of the Marketing Period and (B) the Lenders (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Company’s independent auditors on the financial statements and financial information contained in any offering memoranda, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on the last day of the Marketing Period.

(m) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(n) “Copyright Act” means the U.S. Copyright Act of 1976, as may be amended from time to time.

(o) “Copyright Diligence Report” means the diligence report prepared by Loeb & Loeb LLP on behalf of the Company, including the Music Publishing Checklist and the Recorded Music Checklist, and previously made available to Parent and Merger Sub.

(p) “Debt Financing Parties” means the Persons, other than Parent, Sponsor or any of their respective Affiliates, from time to time that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, the Debt Commitment Letters or other financings in connection with the transactions contemplated hereby, including the Lenders and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees and representatives involved in the Financing or any Available Financing and their successors and assigns.

(q) “Employee” means each individual who, immediately prior to the Effective Time is an employee of the Company or any of its Subsidiaries, including any individual on short-term disability leave immediately prior to the Effective Time.

(r) “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.

(s) “ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is, or was at the relevant time, treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(t) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization or (iii) any political subdivision of any of the foregoing.

(u) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Law.

(v) “Intellectual Property” means (i) inventions, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuation, continuation-in-part, extensions and reexaminations), all improvements to the inventions disclosed in each such registration, patent or application, registered or applied for in the United States and all other nations throughout the world, and all Rights therein provided by bilateral or international treaties or conventions, (iii) pending or registered trademarks or service marks, Common Law Trademarks, together with all applications in connection therewith and all goodwill associated therewith, and domain names, and all variations, derivations and combinations thereof, and all Rights therein provided by bilateral or international treaties or conventions, (iv) copyrights (registered or common Law) and copyrightable works and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral Rights (to the extent applicable), renewals, extensions, reversions or restorations of copyrights, now or hereafter provided by Law, regardless of the medium of fixation or means of expression, and all Rights therein provided by bilateral or international treaties or conventions, (v) computer software, including source code, object code, firmware, operating systems and specifications, data, databases, files, and documentation and other materials related thereto, (vi) trade secrets and confidential, technical and business information (including inventions, whether patentable or unpatentable and whether or not reduced to practice), (vii) whether or not confidential, technology, (including know-how), manufacturing and production processes and techniques, research and development information, formulae, formulations, recipes, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (viii) copies and tangible embodiments of all of the foregoing, in whatever form or medium, (ix) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, and (x) all rights to sue at Law or in equity and/or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

(w) “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 8.1(w) of the Parent Disclosure Letter or Company Disclosure Letter, respectively.

(x) “Law” means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

(y) “Licensed Intellectual Property” means all material Intellectual Property related to the Businesses that is owned by a third party and licensed or sublicensed to either the Company or any of its Subsidiaries, as the case may be, other than Musical Compositions, Recordings, Recorded Music Contracts and Music Publishing Contracts.

(z) “Licensed Owned Intellectual Property” means all Owned Intellectual Property that the Company or any of its Subsidiaries has license or sublicensed to any third party.

(aa) “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(bb) “Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement (provided that such period shall not include any day from and including August 19, 2011 through and including September 5, 2011) throughout which and on the last day of which (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 5.13(b) and such Required Information is Compliant, (b) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing, and other than the approval under Council Regulation (EC) No. 139/2009) and (c) the Marketing Period Start Date shall have elapsed. Notwithstanding the foregoing, (i) after commencement of the Marketing Period, any Business Day that is not a European Commission-Competition Business Day shall not be counted when determining such fifteen (15) consecutive Business Day period (but, for the avoidance of doubt, shall not recommence such Marketing Period) and (ii) the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, (x) the Company shall have announced any intention to restate any financial statements or financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a), (b) and (c) above would be satisfied on the first day, throughout and on the last day of such new fifteen (15) consecutive Business Day period or (y) the Required Information would not be Compliant on the first day, throughout and on the last day of such fifteen (15) consecutive Business Day period, in which case a new fifteen (15) Business Day period shall commence upon Parent and its Lenders receiving updated Required Information that would be Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied on the first day, throughout and on the last day of such new fifteen (15)

consecutive Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). If at any time the Company shall in good faith reasonably believe that the Marketing Period has begun, it may deliver to Parent a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period has not begun and, within three Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity why it believes the Marketing Period has not begun (including, if Parent believes the Required Information has not been provided or that the Required Information is not Compliant, stating with specificity which items of Required Information have not been provided or not Compliant).

(cc) “Marketing Period Start Date” means the date on which all of the following shall have occurred: (i) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) the Requisite Company Vote shall have been obtained and (iii) 12 European Commission-Competition Business Days shall have lapsed following the Company’s official filing of Form CO.

(dd) “Material Equity Document Breach” means (i) a material breach of any representation, warranty or covenant or other agreement set forth in paragraphs (b), (c) and (d)(ii) of Schedule 5 of the Limited Guarantee and/or the Limited Performance Guarantee, (ii) a breach of any representation, warranty or covenant or other agreement set forth in paragraphs (a), (d)(i), (e), (f) or (g) of Schedule 5 of the Limited Guarantee and/or the Limited Performance Guarantee that would reasonably be expected to materially adversely affect the Guarantor’s ability to perform under the Limited Guarantee and/or the Limited Performance Guarantee, as applicable or (iv) a material breach of Section 7.6(g) or of Section 7.6(h).

(ee) “Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

(ff) “Music Publishing Business” means the business of the Company and its Subsidiaries whose financial performance is summarized under the line items and captions “Music Publishing” in the Company’s most recent Annual Report on Form 10-K filed by the Company with the SEC, including the business of owning and acquiring Rights in Musical Compositions, and the administration, exploitation, promotion, advertising and marketing of such Musical Compositions and receipt of royalties or fees for their use, but excluding Rights in Musical Compositions obtained by the Company or any of its Subsidiaries under “expanded-rights deals” (as referred to in the Company’s Annual Report on Form 10-K) and otherwise, which interests are part of the Recorded Music Business.

(gg) “Music Publishing Checklist” means the checklist as of the date of this Agreement (including the footnotes contained therein) prepared by Loeb &

Loeb LLP on behalf of the Company related to the Material Musical Compositions and contained in the Copyright Diligence Report.

(hh) “Music Publishing Contract” means a Contract with any Person who owns or controls Rights in Musical Compositions pursuant to which the administration Rights and/or a copyright interest and/or an entitlement to an income stream in existing or future Musical Compositions are transferred by such Person to the counterparty. For purposes of clarification but not limitation, as used in this definition, “Person” includes songwriters, composers and lyricists and each of their respective estates, heirs and successors in interest.

(ii) “Musical Composition” means a musical composition or medley consisting of words and/or music, or any dramatic material and bridging passages, whether in form of instrumental and/or vocal music, prose or otherwise, irrespective of length.

(jj) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(kk) “Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

(ll) “Owned Intellectual Property” means all Intellectual Property related to the Businesses that is owned by either the Company or any of its Subsidiaries, as the case may be, other than Musical Compositions, Recordings, Recorded Music Contracts and Music Publishing Contracts.

(mm) “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent, impair or materially delay the consummation of the Merger and the other transactions contemplated hereby or prevent or materially impair or delay the ability of Parent or Merger Sub to perform its obligations hereunder.

(nn) “Permitted Lien” shall mean (i) any Lien for Taxes which are not yet due or which are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established to the extent required by GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports, (iii) such non-monetary Liens or other imperfections of title, if any, that do not materially interfere with the use of the property in question as currently used or the Company and any of its Subsidiaries’ operation of their respective business as currently operated including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property and (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) any supplemental taxes or assessments not shown by the public records, (v) Liens imposed or promulgated by Laws with respect to real property improvements, including zoning regulations, (vi) leases and subleases of real property listed in Section 8.1(nn)(vi) of the Company Disclosure Letter, (vii) Liens disclosed on existing title reports or existing surveys which have (together with all title exception documents) been delivered to Parent, (viii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (ix) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject, and (x) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection.

(oo) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(pp) “Recorded Music Business” means the business of the Company and its Subsidiaries whose financial performance is summarized under the line items and captions “Recorded Music” in the Company’s most recent Annual Report on Form 10-K filed by the Company with the SEC, including the business of acquiring, recording, producing, releasing, distributing, advertising, promoting, exploiting, marketing, sale and licensing of Recordings in various physical (such as CDs, LPs and DVDs) and digital (such as downloads and ringtones) formats, the acquisition, administration and other exploitation of any and all other ancillary Rights (to the extent such ancillary Rights are granted to the Company or any of its Subsidiaries) with respect to the exploitations of Recordings and/or to the recorded music business, including merchandising and fan club Rights, tour and tour support activities and film Rights, any and all business related to the Company’s or any of its Subsidiaries’ “expanded-rights deals” and “artist service business” (as referred to in the Company’s Annual Report on Form 10-K), but also including interests in Musical Compositions obtained by the Company’s recorded music Subsidiaries under “expanded-rights deals” and otherwise.

(qq) “Recorded Music Checklist” means the checklist as of the date of this Agreement (including the footnotes contained therein) prepared by Loeb & Loeb LLP on behalf of the Company related to the Material Artists and contained in the Copyright Diligence Report.

(rr) “Recorded Music Contract” means any Contract with an Artist or other Person furnishing the services or works of an Artist pursuant to which such Artist or Person conveys exclusive Rights in such Artist’s Recordings to the counterparty and/or is required to provide such Artist’s exclusive services to the counterparty for the making or delivery of Recordings and is sometimes required to provide additional Rights to the counterparty under “expanded-rights deals” (as referred to in the Company’s

Annual Report on Form 10-K), including the Artist’s exclusive merchandising and fan club Rights to the counterparty and to grant to the counterparty the right to participate in revenue earned by the Artist from touring, music publishing, television, film, sponsorship and other activities. A “Recorded Music Contract” shall also mean any Contract with a Person pursuant to which the Person agrees to offer the exclusive recording services (and sometimes other Rights) for some or all of such Person’s Artists exclusively to the counterparty and any Contract with a Person pursuant to which the Person agrees to offer the exclusive production services of an individual exclusively to the counterparty.

(ss) “Recording” means any recording of sound, whether or not coupled with a visual image, by any method or format and on any substance or material, whether now or hereafter known, which is used or useful in the recording, production and/or manufacture of records or for any other exploitation of sound.

(tt) “Recording Artist” means an Artist or other Person furnishing the services or works of an Artist who is subject to a Recorded Music Contract.

(uu) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

(vv) “Required Information” means all financial and other pertinent and customary information regarding the Company or any of its Subsidiaries as may be reasonably requested in writing by Parent to consummate the offerings of debt securities contemplated by the Debt Financing, including all information required by Section 6 of Exhibit E to the Debt Commitment Letter, financial statements prepared in accordance with GAAP, pro forma financial statements and information, projections, audit reports, a draft of a customary comfort letter with respect to such financial information by auditors of the Company and its Subsidiaries which such auditors are prepared to issue upon completion of customary procedures and other information and data regarding the Company or any of its subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 under the Securities Act and of the type and form customarily included in offering documents used to syndicate credit facilities of the type to be included in the Debt Financing or in offering documents used in private placements of debt securities under Rule 144A promulgated under the Securities Act, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made; provided, that the Company shall only be required to furnish pro forma financial statements or projections if Parent or Merger Sub has provided the Company information relating to the proposed debt and equity capitalization a reasonable period of time prior to the date pro forma financial statements are required to be delivered.

(ww) “Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock as of the record date for the Company Stockholders Meeting.

(xx) “Rights” means any rights, title, interest or benefit of whatever kind or nature.

(yy) “Significant Subsidiaries” means Subsidiaries of the Company required to be listed on Section 8.1(yy) of the Company Disclosure Letter.

(zz) “Solvent” means, when used with respect to the Surviving Corporation and its Subsidiaries as of any date of determination, that (i) the Fair Value and Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities; (ii) the Surviving Corporation and its Subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iii) the Surviving Corporation and its Subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature, where the terms “Fair Value”, “Present Fair Salable Value”, “Stated Liabilities”, “Identified Contingent Liabilities”, “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature”, and “Do not have Unreasonably Small Capital”, have the respective meanings given to such terms in the form of solvency certificate attached as Annex E-2 to the Debt Commitment Letter as in effect on the date hereof.

(aaa) “Sony Music Agreements” means the Framework Agreement, Royalty Application Systems License Agreement and amendment thereto and Derivatives Agreement, in each case dated January 8, 2010, between Warner Music, Inc. and Sony Music Entertainment.

(bbb) “Stockholders Agreement” means the Amended and Restated Stockholders Agreement, dated as of May 10, 2005, by and among the Company, WMG Holdings Corp., WMG Acquisition Corp. and the stockholders of the Company party thereto.

(ccc) “Subpublishing Contracts” means Music Publishing Contracts whereby the Company or any of its Subsidiaries (or their predecessors-in-interest) authorized any Person to subpublish and represent one or more of the Musical Compositions on a general basis in one or more countries of the world and to license Rights in such Musical Composition(s) to users or other Persons in that particular country or group of countries outside the United States; provided, that any agreements whereby the Company or any of its Subsidiaries (or their predecessors-in-interest) authorized any Person to subpublish or represent only a particular Right in one or more Musical Compositions (such as agreements with performing Rights and mechanical Rights licensing organizations, agencies and societies), and whereby any Person does not assume general responsibility for exploiting the Musical Composition(s) concerned, shall not constitute Subpublishing Contracts for the purposes of this Agreement.

(ddd) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(eee) “Superior Proposal” means a bona fide written Takeover Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that is not solicited or received in violation of Section 5.4 and which the Company Board has determined in good faith, after consultation with its legal and financial advisors, (i) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company than those contemplated by this Agreement (taking into account the timing and likelihood of the consummation as compared to the transactions contemplated hereby and after giving effect to all of the adjustments which may be offered by Parent and Merger Sub pursuant to Section 5.4) and (ii) is reasonably likely to be consummated (if accepted) in accordance with its terms, taking into account all legal, financial (including the financing terms thereof) and regulatory aspects of the proposal and the identity of the Person making the proposal.

(fff) “Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries representing (A) all or substantially all of the Music Publishing Business or the Recorded Music Business or (B) 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of (A) all or substantially all of the Music Publishing Business or the Recorded Music Business or (B) 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company involving 20% or more of the assets of the Company and its Subsidiaries, taken as a whole or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

(ggg) “Takeover Statutes” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or any other form of anti-takeover Laws of any jurisdiction, including Section 203 of the DGCL.

(hhh) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(iii) “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (ii) ad valorem, alternative, minimum, accumulated earnings, personal holding company, registration, premium, environmental (including taxes under Section 59A of the Code), value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), disability, withholding, estimated, unemployment, compensation, utility, severance, production, excise, stamp, license, occupancy, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

(jjj) “Willful Breach” means a material breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by Parent or Merger Sub or, in the case of a breach of Section 5.2(a) or Section 5.10(d), any Affiliate of Parent, with the actual knowledge of Parent, Merger Sub that the taking of such act or failure to take such act would cause or constitute a breach of this Agreement.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.

Section 8.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement (other than the Limited Guarantee) shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 8.5 Submission to Jurisdiction; Service.

(a) Each party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement against any party hereto or any Company Related Parties or Parent Related Parties (other than the Lenders and the Debt Financing Parties) shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement against any party hereto or any Company Related Parties or Parent Related Parties (other than the Lenders and the Debt Financing Parties) in any court other than the aforesaid courts, except to the extent that all such courts shall lawfully decline to exercise such jurisdiction and except that any party may seek to enforce or implement any Order obtained in any such courts or in any other court of competent jurisdiction. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(b) Each party to this Agreement acknowledges and irrevocably agrees (i) that any lawsuit, claim, complaint, action or proceeding (each, an “Action”), whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Parties that arises out of, or relates to, the transactions contemplated hereby, the Debt Commitment Letters, the Debt Financing or the performance of services thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party to this Agreement hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to any parties to this Agreement at their respective addresses provided in Section 8.7 shall be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Action, (vi) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (vii) that any claim, controversy or dispute arising in connection with any Debt Commitment Letters or any Debt Financing or the performance of services thereunder or related thereto shall be governed by, and construed in accordance with, the laws of the State of New York, (viii) that the Debt Financing Parties are beneficiaries of any liability cap or limitation on damages or remedies in this Agreement and (ix) that the Debt Financing Parties are express third party beneficiaries of, and may enforce, any provisions in this Agreement reflecting the foregoing agreements to the extent applicable to such Debt Financing Parties.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

c/o Access Industries Management, LLC

730 Fifth Avenue

New York, NY 10019

Attention: General Counsel

Facsimile: (212) 977-8112

Email: amoreno@accind.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Jeffrey J. Rosen

Facsimile: (212) 909-6836

Email: jrosen@debevoise.com

If to the Company, to:

Warner Music Group Corp.

75 Rockefeller Plaza

New York, NY 10019

Attention: Paul M. Robinson, EVP & General Counsel

Facsimile: (212) 275-3601

Email: Paul.Robinson@wmg.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Robert B. Schumer, Esq.

        Tarun M. Stewart, Esq.

Facsimile: (212) 757-3990

Email: rschumer@paulweiss.com

   tstewart@paulweiss.com

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 8.8 Amendment. This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval, (b) such amendment has been duly approved by the manager or board of directors, as applicable, of each of Merger Sub, Parent and the Company and (c) no amendment or waiver of this Section 8.8, of Section 8.5(b) or of Section 8.11(c) or any Section referred to in Section 8.11(c), shall be effected without the written consent of the Debt Financing Parties (it being agreed that the Debt Financing Parties are express third party beneficiaries of, and may enforce, this Section 8.8(c)). This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 8.9 Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 8.10 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreement and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. Without limiting the generality of Section 4.14, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.11 No Third-Party Beneficiaries. Except (a) as provided in Section 5.8, (b) the provisions of the last sentence of Section 5.13(b) which shall be for the benefit of the Company, its Affiliates and their respective Representatives, and (c) solely with respect to the Debt Financing Parties, Section 7.6(c), Section 7.6(d), Section 8.5 and Section 8.8, Parent and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.13 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material

Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.14 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

Section 8.15 Specific Performance.

(a) Subject to Section 7.6, the parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the valid termination of this agreement pursuant to Article VII and subject to the requirements set forth in Section 8.15(b), the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.

(b) Notwithstanding Section 8.15(a), the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance of Parent’s obligation pursuant to the terms of this Agreement, the Sponsor’s and Parent’s obligation pursuant to the terms of the Equity Commitment Letter and the Guarantor’s obligation pursuant to the terms of the Limited Performance Guarantee, in each case, to cause the Equity Financing (and the funding pursuant to the Limited Performance Guarantee) to be funded to fund the Merger and to consummate the Merger subject to the requirement that (A) all the conditions in Section 6.1 and Section 6.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) have been satisfied or waived, (B) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (C) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (D) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur and that it is willing to waive any unsatisfied conditions in Section 6.3 (but solely for purposes of consummating the Merger). For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(c) Each party hereto agrees that it will not, and will not permit its Affiliates to, oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.16 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

AIRPLANES MUSIC LLC

By:	Access Industries Management, LLC,
its manager

By:	/s/ Lincoln Benet
Name: Lincoln Benet
Title: President

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Senior Vice President

AIRPLANES MERGER SUB, INC.

By:	/s/ Jorg Mohaupt
Name: Jorg Mohaupt
Title: President

By:	/s/ Donald Wagner
Name: Donald Wagner
Title: Vice President and Secretary

WARNER MUSIC GROUP CORP.

By:	/s/ Edgar Bronfman, Jr.
Name: Edgar Bronfman, Jr.
Title: Chairman and CEO

[Signature Page to Agreement and Plan of Merger]